                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

   Mitsubishi Tokyo Financial Group, Inc. (MTFG) is a holding company established to oversee the operations of its wholly-owned subsidiaries The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC), and their subsidiaries. Its primary responsibilities center on facilitating business synergies among the entities of the Group, on setting the Group's overall strategic direction, and on managing the Group's risk globally. Shares of the holding company are listed on the Tokyo, Osaka, New York (NYSE ticker: MTF), and London stock exchanges. Group member banks BTM and MTBC are leading commercial and trust banks, respectively. BTM offers an extensive scope of commercial and investment banking products and services. It also provides trust and asset management services in close cooperation with MTBC. The BTM Group's global network, spanning over 40 countries, is unrivaled among its Japanese peers. MTBC provides a full array of trust and banking offerings to meet the financing and investment needs of retail and corporate clients in Japan and around the world. These include pension, asset management and administration, fiduciary, real estate, stock transfer agency, financing, and other services.

CONTENTS

    Financial Highlights and Ratios.....................................  1
    Message from Management.............................................  2
    Topics..............................................................  5
    Financial Review....................................................  9
    Market Risk......................................................... 37
    Condensed Consolidated Financial Statements......................... 38
    Condensed Consolidated Balance Sheets............................... 39
    Condensed Consolidated Statements of Income......................... 40
    Condensed Consolidated Statements of Changes in Equity from Nonowner
      Sources........................................................... 41
    Condensed Consolidated Statements of Shareholders' Equity........... 42
    Condensed Consolidated Statements of Cash Flows..................... 43
    Notes to Condensed Consolidated Financial Statements................ 44
    Average Balance Sheets, Interest and Average Rates.................. 61

   All figures contained in this report are calculated according to U.S. GAAP, unless otherwise noted.

   This document contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform
Act of 1995. Such forward-looking statements do not represent any guarantee by management of future performance. In addition, certain forward-looking statements represent targets that management will strive to achieve by implementing MTFG's business strategies. Such targets are not projections, do not represent management's current estimates, and may not be achieved. All forward-looking statements involve risks and uncertainties. MTFG may not be successful in implementing its business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including adverse economic conditions in Japan, the United States, or other markets; declining real estate or stock prices; additional corporate bankruptcies or additional problems in business sectors to which MTFG companies lend; difficulties or delays in integrating MTFG's businesses and achieving desired cost savings; increased competitive pressures; changes in laws and regulations applicable to MTFG's businesses; and adverse changes in Japanese economic policies. Please see the annual report on Form 20-F for the fiscal year ended March 31, 2003, filed by MTFG, for additional information regarding the risks in our businesses.

Financial Highlights and Ratios (Unaudited)

                                                                                        Six months ended September 30,
                                                                              -------------------------------------------------
                                                                                    2002                     2003
                                                                              ---------------  --------------------------------
                                                                                    Yen               Yen        US dollars /(1)/
                                                                              ---------------  ----------------  ---------------
                                                                                   (in millions, except per share data and
                                                                                                 percentages)
Income statement data:
   Net interest income....................................................... (Yen)   532,716  (Yen)    518,697     $  4,655
   Provision (credit) for credit losses......................................         232,632          (130,675)      (1,173)
   Non-interest income.......................................................         571,452           713,967        6,407
   Non-interest expense......................................................         603,661           582,689        5,229
   Income taxes..............................................................         163,622           251,794        2,260
   Cumulative effect of a change in accounting principle, net of tax.........            (532)               --           --
   Net income................................................................         103,721           528,856        4,746
   Net income available to common shareholders...............................          95,385           524,688        4,709

Amounts per share (in yen):
   Basic earnings per common share--income available to common shareholders before cumulative effect of a change in accounting
    principle................................................................ (Yen) 17,191.86  (Yen)  83,825.00     $ 752.27
   Basic earnings per common share--net income available to common
    shareholders.............................................................       17,096.50         83,825.00       752.27
   Diluted earnings per common share--income available to common shareholders before cumulative effect of a change in accounting
    principle................................................................       15,147.97         80,512.47       722.54
   Diluted earnings per common share--net income available to common
    shareholders.............................................................       15,057.33         80,512.47       722.54
   Cash dividends per share declared during the period--common shares........        6,000.00          4,000.00        35.90
   Cash dividends per share declared during the period--preferred shares
    (Class 1)................................................................       82,500.00         41,250.00       370.19
   Cash dividends per share declared during the period--preferred shares
    (Class 2)................................................................       16,200.00          8,100.00        72.69

Balance sheet data:
   Total assets.............................................................. (Yen)92,316,029  (Yen)101,848,779     $914,016
   Loans, net of allowance for credit losses.................................      46,520,013        46,900,599      420,897
   Total liabilities.........................................................      89,969,890        98,625,301      885,088
   Deposits..................................................................      63,844,120        69,856,596      626,910
   Shareholders' equity......................................................       2,346,139         3,223,478       28,928

Average balances:
   Total assets.............................................................. (Yen)92,940,735  (Yen)100,524,201     $902,129
   Interest-earning assets...................................................      85,555,468        90,074,822      808,353
   Interest-bearing liabilities..............................................      78,538,741        83,865,889      752,633
   Shareholders' equity......................................................       2,534,166         2,661,086       23,881

Return on equity and assets:
   Net income available to common shareholders as a percentage of total
    average assets /(2)/.....................................................           0.20%             1.04%        1.04%
   Net income available to common shareholders as a percentage of
    average shareholders' equity /(2)/.......................................           7.51%            39.33%       39.33%
   Net interest income as a percentage of total average interest-earning
    assets /(2)/.............................................................           1.24%             1.15%        1.15%
   Average shareholders' equity as a percentage of total average assets......           2.73%             2.65%        2.65%

Credit quality data:
   Allowance for credit losses............................................... (Yen) 1,571,232  (Yen)  1,069,044     $  9,594
   Allowance for credit losses as a percentage of loans......................           3.27%             2.23%        2.23%
   Nonaccrual and restructured loans, and accruing loans contractually past
    due 90 days or more...................................................... (Yen) 3,571,818  (Yen)  2,234,265     $ 20,051
   Nonaccrual and restructured loans, and accruing loans contractually past
    due 90 days or more as a percentage of loans.............................           7.43%             4.66%        4.66%
   Net loan charge-offs...................................................... (Yen)   383,610  (Yen)    157,375     $  1,412
   Net loan charge-offs as a percentage of average loans /(2)/...............           1.54%             0.65%        0.65%
   Average interest rate spread /(2)/........................................           1.18%             1.11%        1.11%
   Risk-adjusted capital ratio calculated under Japanese GAAP................          10.49%            12.44%       12.44%

--------
(1)For the convenience of readers, the US dollar amounts are presented as translations of Japanese yen amounts at the rate of (Yen)111.43=US$1.00, the noon buying rate on September 30, 2003 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)Annualized.

Message from Management

Mitsubishi Tokyo Financial Group, Inc. is pleased to report on its financial results and business activities for the six-month period from April 1, 2003 to September 30, 2003.

   During this period the global financial and economic environment showed signs of improvement, with a reduction of military operations in Iraq, control of the SARS epidemic, and in particular, clear signs of recovery in the U.S. economy. In Japan also there was some brighter economic news, as exports and production picked up and capital investment increased. Deflationary pressure remained, however, and consumer prices continued to fall.

   Short-term market interest rates in Japan remained close to zero throughout the period under review, although long-term rates rose significantly after falling to a record low in June. Interest rates were also low in the U.S. and in the euro zone. In the foreign exchange market, the dollar/yen exchange rate generally moved between 115 and 120 yen to the dollar. However, following the September 20 meeting of finance ministers and central bank governors from the G7 nations, the value of the yen started to appreciate rapidly.

   MTFG made considerable progress in growing its profitability during this six-month period, and we are also confident that we have now overcome the issues associated with non-performing loans (NPLs) and our equity portfolio. This success has in turn laid the foundations for a new stage in the growth and integration of MTFG.

Interim financial results

   Net income for the six months ended September 30, 2003 was (Yen)528.9 billion, an increase of (Yen)425.2 billion, or 409.9% from the six months ended September 30, 2002, and diluted earnings per common share for the period were
(Yen)80,512.47, an increase of (Yen)65,455.14 from the comparable period in fiscal 2002. This major improvement in our operating results was primarily attributable to a reversal of our allowance for credit losses, an increase in non-interest income, and a decrease in non-interest expense.

   The reversal of the allowance for credit losses of (Yen)130.7 billion for the six months ended September 30, 2003, compared with a provision for credit losses of (Yen)232.6 billion for the comparable period in fiscal 2002. This significant contribution to income was due mainly to improvement of our loan portfolio through disposals of nonperforming loans and the more stable credit status of borrowers in Japan as evidenced by the decreased number of bankruptcy filings during the period under review.

   Net interest income for the six months ended September 30, 2003 was
(Yen)518.7 billion, a decrease of (Yen)14.0 billion, or 2.6%, from the first half of fiscal 2002. This decrease was due primarily to a decline in the average interest rate spread reflecting further decreases in interest rates overseas.

   Non-interest income increased (Yen)142.5 billion, or 24.9%, to (Yen)714.0 billion. This increase was primarily attributable to an increase of (Yen)146.2 billion in net foreign exchange gains and an increase of (Yen)120.0 billion in net investment securities gains. These increases were partially offset by a decrease of (Yen)127.5 billion in net trading account profits.

   Non-interest expense decreased (Yen)21.0 billion to (Yen)582.7 billion. The decrease primarily reflected the fact that non-interest expense for the previous interim period included a (Yen)22.5 billion loss resulting from the decrease in net assets in a subsidiary that was accounted for as a sale in connection with the merger of four Group securities companies.

   MTFG's risk adjusted capital ratio, calculated under accounting principles generally accepted in Japan, increased to 12.44% at September 30, 2003 from 10.84% at March 31, 2003 and the Tier 1 capital ratio also improved to 6.75% from a level of 5.68% at March 31, 2003.

Business strategy

   MTFG's operating environment continues to change rapidly as the needs of retail and corporate customers become more sophisticated and diverse amid ongoing deregulation and expansion of capital markets. In such a rapidly evolving environment MTFG's financial health and the fact that we are not supported by public funds give us a considerable competitive advantage over our peers, and the strategic flexibility to move to a new stage of our development. In addition, MTFG's rich resources in our core competencies position us well to create new value for our customers and our Group.

   In December 2003 we announced a reshaping of the entire Group's business model to allow us to pursue this opportunity. Utilizing the respective strengths of BTM, MTBC and Mitsubishi Securities we will reorganize from a vertical to a horizontal structure, concentrating on three core business areas: retail, corporate and trust assets.

   We have also set an aspiration for the Group of becoming one of the world's top ten financial institutions by market capitalization within three years. This aspiration is underpinned by our targets (under Japanese GAAP) of a consolidated return on equity of 14-15% in fiscal 2006 and an expense ratio in the middle of the 40-50% range in that fiscal year. In particular we are aiming for the contribution from our three core businesses to grow from around 50% of total net operating profits in fiscal 2002, to around 75% by fiscal 2006, as these businesses drive strong growth in net operating profits.

   In this new stage of MTFG's development, which we have designated 'Towards our target - Global Top 10', we will pursue a much more integrated strategy, shifting the axis of our approach such that our basic strategic focus is on customer needs rather than business type.

   We have identified three key levels of value creation in our new business model and underlying each of these is our determination to evolve from the pursuit of synergies by combination to the pursuit of synergies by integration. In the first level we plan to eliminate duplication and pursue scale benefits. In the second level, on a Group-wide basis, we aim to increase product cross-selling and face customers as a seamless organization. The third level of value creation, which lies at the core of our pursuit of synergy through integration, is to significantly grow income through introducing new service channels.

   MTFG Plaza, a new, integrated financial services channel providing comprehensive financial services for retail clients is one of the highlights of our channel strategy. Another new initiative in our retail business is the new Comprehensive Card that we plan to launch in early fiscal 2004. Similarly, in our corporate business we will implement our Global Partner strategy that integrates our banking, trust and securities businesses as we seek to deliver new value to our customers. Our plan to integrate two Group asset management companies further illustrates our pursuit of value through integration and our determination to eliminate duplication.

   In order to fully realize our aspirations we will adopt an integrated business group system and enhance the role of the holding company, from a strategic coordination body to become the provider of integrated strategic management for the Group. Under the new system, commencing in April 2004, MTFG will formulate strategic decisions on an integrated basis for the whole Group; these will then be implemented by Group members. We will also make some adjustments to our consolidated governance system, strengthening the role of MTFG's Executive Committee and increasing the number of outside directors. Moreover, throughout the Group, management will strive to encourage a mindset that prioritizes overall benefit to the consolidated Group. All employees must also adopt the viewpoint of the customer, set high targets for their achievements and be results oriented, and top management will lead change in the Group by changing themselves.

   MTFG is moving to a new stage of its development as a diversified, comprehensive financial services Group. We have a dynamic new business model that will allow us to operate on a more efficient, integrated basis, and a clear strategy for growth. On behalf of the management and staff of the Group we would like to thank all our stakeholders for their continuing support for MTFG as we work together to fulfill our aspirations and to meet the challenges of the future.

February 2004

                       Akio Utsumi       Shigemitsu Miki
                       Chairman & Co-CEO President & CEO

Topics

During the first half of fiscal 2003, MTFG and its group companies continued to make steady progress in each of the Group's core businesses of banking, trust banking, and securities

MTFG's public offering and sale of common stock named Asia-Pacific issue of the year

   MTFG's March 2003 public offering and sale of common stock was named 'Asia-Pacific Equity Issue of the Year' by International Financing Review. IFR selected MTFG's offering as overall the best issue made in the region between January and December 2003. The offering was the first time in 13 years that a Japanese financial institution had raised capital by issuing common stock and it was the first ever global offering of common stock by a Japanese financial institution in the U.S., Europe and Japan. In addition, this successful issue increased both the amount and quality of MTFG's capital during extremely severe economic and market conditions.

MTFG Plaza

   MTFG Plaza is a new comprehensive financial services channel for retail customers, that aims to deliver the best products and services to customers through fully integrated joint branches in a prompt and convenient fashion. The first MTFG Plaza will be opened in Tokorozawa City, Saitama Prefecture on February 23, 2004.

   The Tokorozawa MTFG Plaza will be a large operation serviced by around 130 staff and providing the services of foreign exchange specialist World Currency Shop as well as those of The Bank of Tokyo-Mitsubishi, Ltd. (BTM), The Mitsubishi Trust and Banking Corporation (MTBC), and Mitsubishi Securities Co., Ltd. (Mitsubishi Securities).

   Under integrated management, the outlet will offer onestop access to the combined financial services of MTFG in an easy-to-use and convenient format. The BTM Loan Plaza, MTBC Trust Plaza (real estate services), and World Currency Shop at Tokorozawa MTFG Plaza will be open in the evenings and on Saturdays and Sundays, a first in the Japanese financial services industry.

International business

   The scale and profitability of MTFG's overseas operations continued to exceed those of its main Japanese competitors. For the six months to September 30, 2003, under Japanese GAAP, some 31.4% of MTFG's ordinary income came from overseas operations, more than double the percentage of its nearest rival. Project Finance International (PFI) magazine's decision to award MTFG six 'Deals of the Year', a 'Loan of the Year' award from International Financing Review magazine and MTFG's rise to 8th position in PFI's ranking of global lead arrangers for 2003 further illustrate the strength of our global network.

China

   BTM has moved rapidly to expand Renminbi banking services to support its customers' growing businesses in China. In October 2003, the Tianjin branch became BTM's fourth branch to receive permission to conduct Renminbi business, and from January 2004 began providing Renminbi financing, deposit, and settlement services in addition to BTM's branches in Shenzhen, Shanghai and Dalian.

   In December 2003, BTM's Shanghai branch started Renminbi banking services for customers in Chongqing and Chengdu in Sichuan Province and other parts of inland China. It also started a factoring service for Renminbi-based account receivables to meet the financing and off-balance sheet requirements of its customers.

   Renminbi banking services for Chinese companies are also opening up, and once BTM receives permission to start this business it will establish a factoring service for account receivables with Chinese companies to enable its customers to hedge their payment risk.

Retail banking

   Significant achievements in our retail businesses included the following (under Japanese GAAP):

   BTM succeeded in raising the amount of newly extended residential mortgage loans by 45% to (Yen)860 billion during the six months to September 30, 2003 primarily due to the introduction of a new 30-year fixed rate loan. Sales of equity investment trusts, insurance and investment pensions soared 38% to
(Yen)200 billion compared with the second half of fiscal 2002, as BTM launched 10 new products. The number of new accounts for the Main Bank service, BTM's core platform for retail customers, continued to grow during the first half, rising 21% to 2.1 million. Finally, foreign currency deposits by individuals at BTM continued to rise, with the total climbing 10% during the first half of the fiscal year to (Yen)800 billion by September 30.

Comprehensive Card

   In November 2003, BTM set up the Strategic Comprehensive Card & Credit Division to oversee management of its multi-functional comprehensive card. Scheduled for release in fiscal 2004, the comprehensive card incorporates e-money, debit and credit card functions as well as biometric recognition. BTM plans to issue 0.5 to 1 million comprehensive cards annually, making this the first card of its type to be launched on such a scale. BTM believes that the enhanced convenience and security features of the new card will improve customer convenience, lead to an increase in customer transaction volume, and become a significant new revenue source.

Further increase in convenience store ATMs

   By the end of September 2003, BTM had increased the number of ATMs installed in convenience stores more than 30% from the year before to 14,417. Open all day, every day, in tens of thousands of locations across Japan, convenience stores have become an integral part of consumers' daily lives and a key distribution channel for a wide range of consumer products and services. In expanding its network of convenience store ATMs, BTM further improves customer convenience whilst also allowing it to reduce its own branch network and related costs.

BTM providing MTBC trust agency services for individuals at all its branches

   In July 2003, BTM started providing MTBC's trust products aimed at individual customers at all its branches (excluding sub-branches), a first for a non-trust bank. The trust products provided are: the Lifetime Gift Trust or 'Personal Trust'; the Equity Disposal Trust; and the Marketable Securities Administration Trust, and these are tailor made to meet the specific needs of individual customers. In this way MTFG is taking maximum advantage of BTM's extensive branch network, while leveraging MTBC's specialist expertise, to provide rapid and precise solutions to its customers' needs for asset management and asset administration.

Increased business with SMEs

   In October 2003, BTM established a special department responsible for the planning, development and marketing of loans to small- and medium-sized businesses. To speed up credit assessment, the bank also began to utilize a standard assessment model and raised the approval limits of branch managers. Using a combination of channels such as the internet and BTM's network of 120 branches geared to corporate customers, the bank aims to enhance customer services.

   BTM aims to improve its product offerings and increase unsecured lending to small- and medium-sized companies, a business area where lending spreads are relatively good. In this fiscal year BTM aims to grow new unsecured lending to SMEs by (Yen)300 billion, building on the (Yen)100 billion newly provided in the first half of the fiscal year.

Japan's leading pension fund manager

   MTBC reaffirmed its position as Japan's top corporate pension fund manager, recording the industry's largest growth in funds under management during the first half of the fiscal year. As of September 30, 2003, MTBC's corporate pension fund assets under management grew to (Yen)7.66 trillion as MTBC recorded leading market shares of 20% in pension trust assets and 31% in pension tokkin (specified money trusts for pension plans).

   MTBC offers a broad range of pension services including pension plan consulting, pension asset and liability management (ALM), and asset management consulting and provides clients with top quality products and advice across all major asset classes. Customers' appreciation of the range and quality of MTBC's services was illustrated by the trust bank's top ranking in a survey by Rating and Investment Information, Inc. (R&I) in November 2003 that asked pension manager sponsors which manager they would most like to employ.

MTBC real estate investment funds for corporate pension funds

   In August 2003, MTBC became the first Japanese trust bank to create and sell a real estate investment fund to corporate pension funds. MTBC sold (Yen)5 billion of this approximately (Yen)25 billion fund to corporate pension funds, and followed up this success in November with a second fund of approximately
(Yen)16 billion, of which (Yen)5.3 billion was sold to corporate pension funds. These funds manage beneficial rights to real estate created by the securitization of real estate, and meet growing requirements of corporate pension funds for stable dividends and a diversified investment portfolio. Looking ahead, MTBC plans to develop and market further leading-edge investment products aligned with the needs of corporate pension funds.

MTBC asset succession planning services

   In October 2003, MTBC launched a range of new asset succession planning services that provide long-term asset plans for individuals. These services help customers to make decisions on asset planning by analyzing their existing assets then proposing long-term asset plans to meet their needs. The service also adjusts plans to take into account changes in the financial markets, the economy, and the taxation system, as well as changes in the circumstances of MTBC's customers.

   Underpinning this new service from MTBC is its long experience in asset management, real estate, and inheritance that gives it a powerful advantage in helping each of its customers choose the optimum plan for their financial assets.

MTBC's IPO club

   In December 2003, in another new initiative MTBC established a membership club that provides information to corporate clients aiming to newly list their shares. The club aims to support the corporate development of members as they move towards IPO by providing them with valuable information and networking opportunities.

   The club's roles include distributing e-zines carrying a wide variety of articles about going public, holding seminars, offering advice on making business plans, and providing models for articles of incorporation.

   The club also holds a range of study groups for managers and provides advice on capital structure planning and on issues such as business succession and asset management. In these ways MTBC endeavors to fully support corporate customers that are considering an IPO.

Mitsubishi Securities

   Mitsubishi Securities, a consolidated subsidiary, has moved rapidly to streamline its branch network and grow revenues following its formation in September 2002. In the six months to September 30, 2003, under Japanese GAAP, Mitsubishi Securities returned to profit, reporting consolidated net income of
(Yen)20.5 billion. Underlying this improved performance was a 1,226% increase in net gain on trading securities and an approximately 76% increase in commissions.

   Mitsubishi Securities is also promoting its Retail Revival Plan and completed, eight months ahead of schedule, the reduction of the number of retail branches from 95 to 68 as of July 31, 2003 through closure or integration. As of January 31, 2004, 28 of these are joint branches that Mitsubishi Securities shares with BTM or both BTM and MTBC.

   In 2003, Mitsubishi Securities was joint bookrunner for Volkswagen Financial Services' samurai bond issue, which was selected as International Financing Review's 'Samurai Bond Deal of Year'. Further evidence of the growing reputation of Mitsubishi Securities was its rise to fourth place overall in The Nikkei Financial Daily's 2003 ranking of companies in the Japanese securities industry.

UnionBanCal Corporation

   In 2003, UnionBanCal Corporation (UNBC), a consolidated subsidiary of BTM, extended its excellent record of strong growth. For the year ended December 31, 2003, under U.S. GAAP, UNBC's net income rose 11.2% from the previous year to $587.1 million, while operating earnings per diluted common share rose 15.8% to $3.89. The growth in earnings was driven by strong non-interest income growth and a significant improvement in asset quality.

   In September, UNBC announced it had agreed to merge Business Bank of California into its subsidiary, Union Bank of California (UBOC). The merger adds 15 full-service branches to UBOC's branch network, further extending UBOC's operations in California, where it is the second-largest bank headquartered in the state with nearly 300 branches.

                               FINANCIAL REVIEW

Financial Review

Introduction

   We are a holding company for The Bank of Tokyo-Mitsubishi, Ltd. ("BTM") and The Mitsubishi Trust and Banking Corporation ("MTBC"). Through our subsidiary banks and their affiliates, we provide a broad range of financial services, including commercial banking, securities and investment banking, asset management and trust banking services, to individual and corporate customers. The financial services industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In particular, serious problems with nonperforming assets and depressed stock and real estate markets resulting from prolonged severe economic conditions in Japan have significantly affected our operations and Japanese financial institutions in general. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These shareholdings expose us to a risk of losses resulting from a decline in their market prices. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

Recent Developments

Legal Proceedings for Local Taxes

   On October 8, 2003, BTM and MTBC entered into a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government's local tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of the enactment of the local tax in the fiscal year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. On October 7, 2003, BTM and MTBC received an aggregate tax refund plus accrued interest amounting to
(Yen)42.0 billion. As the settlement had not been finalized at September 30, 2003, we have not recorded any gain in the condensed consolidated financial statements for the six months period ended September 30, 2003.

Further Integration of Investment Banking and Securities Businesses

   After the formation of Mitsubishi Securities, a subsidiary of BTM, in September 2002, BTM transferred part of its investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities. As part of streamlining our investment banking and securities businesses, certain foreign subsidiaries of BTM located in the United States, Hong Kong and Singapore were placed under the control of Mitsubishi Securities during the six months ended September 30, 2003.

Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

   The planned transfer of the substitutional portion of employee pension fund liabilities discussed in our Annual Report on Form 20-F ("Form 20-F") is still in process and the final impact of the transfer is currently not determinable. For an explanation of the accounting treatment, see "Recently Issued Accounting Pronouncements" below.

Dissolution of Mortgage Securities Subsidiary

   We have decided to dissolve The Diamond Mortgage Co., Ltd. due to the adverse business environment for the domestic mortgage securities business. The subsidiary has already ceased its operations but is in the process of ongoing liquidation procedures. The progress of liquidation did not materially impact our results of operations for the six months ended September 30, 2003.

Business Environment

   During the six months ended September 30, 2003, as uncertainty in the economy decreased with the end of the war in Iraq and the containment of the SARS epidemic, the economies outside of Japan, especially the United States economy, showed signs of recovery. In Japan several trends indicated signs of recovery, such as reports that exports and production increased and that capital investment sentiment improved. However, price deflation continued as indicated by the decline of consumer prices.

   Looking at the money market in the United States, the Federal Fund Rate was lowered to 1.00% in June 2003. In the EU, the European Central Bank's policy rate was reduced to 2.00% in June 2003. In Japan, The Bank of Japan raised the target balance for the current account to around (Yen)27 to (Yen)30 trillion in May 2003 in order to ensure liquidity in the Japanese financial market. In January 2004, The Bank of Japan further raised the target balance for the current account to around (Yen)30 to (Yen)35 trillion. During the six months ended September 30, 2003, while the short-term interest rate remained at near zero percent, the yield on 10-year government bonds, used as a benchmark for long-term interest rates, started the period at around 0.7% and finished the period at around 1.4% after declining to the historical low level of 0.4% in June 2003. Between October 2003 and January 2004, the yield fluctuated in the range of 1.2% to 1.5%.

   The Japanese stock markets have experienced a significant upturn after May 2003. The Nikkei Stock Average, which is an average of 225 stocks listed on the Tokyo Stock Exchange, gained 28.2% from 7,972.71 at March 31, 2003 to 10,219.05 at September 30, 2003. Between October 2003 and January 2004, the Nikkei Stock Average has been around 10,000 and ended at 10,783.61 on January 30, 2004.

   In the foreign exchange markets, although the Japanese yen-US dollar exchange rate had generally remained in the range of (Yen)115 to (Yen)120, after the meeting of the G-7 finance ministers and central bank governors held on September 20, 2003, the value of the Japanese yen rose rapidly against the US dollar. The noon buying rates of the Federal Reserve Bank of New York were
(Yen)118.07 per $1.00 at March 31, 2003 and (Yen)111.43 per $1.00 at September 30, 2003. Between October 2003 and January 2004, the noon buying rates fluctuated in the range of (Yen)105.52 per $1.00 to (Yen)111.20 per $1.00, and the trend of yen appreciation against the US dollar continued.

   The number of corporate bankruptcy filings in Japan during the six months ended September 30, 2003 decreased 13.5% as compared with the corresponding period in the previous fiscal year, falling below 9,000 cases for the first time in four years on a half-term basis.

Critical Accounting Estimates

   Our financial statements are prepared in accordance with generally accepted accounting principles and prevailing practices within the banking industry in the United States of America ("US GAAP"). The preparation of financial statements in accordance with US GAAP requires management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include impairment of investment securities, allowance for credit losses, valuation of deferred tax assets, accounting for goodwill, accrued severance indemnities and pension liabilities, and valuation of financial instruments with no available market prices. For a further discussion of our critical accounting estimates, see our Form 20-F.

New Accounting Pronouncements Adopted

   Effective January 1, 2003, we adopted the initial recognition and measurement provisions of Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34," which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. The adoption of FIN No. 45 did not have a material impact on our financial position or results of operations.

   In January 2003, the Financial Accounting Standards Board (the "FASB") issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities ("VIEs"). The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

   In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN No. 46R"). FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that consolidate VIEs. FIN No. 46R, as written, applies to VIEs created prior to January 31, 2003 no later than the end of the first reporting period that ends after March 15 2004, and to all special purpose entities no later than the first reporting period that ends on or after December 31, 2003. Accordingly, we currently expect to apply FIN No. 46R for the fiscal year ending March 31, 2004. However, management understands that the application date of FIN No. 46R to foreign private issuers ("FPIs") is under discussion, and that it is possible that the application date for FPIs may be changed; in which case the application date for us may be changed to the fiscal year ending March 31, 2005.

   Refer to our Form 20-F for further discussion of the VIEs in which we hold variable interests, including the required transitional disclosure. Although we are in the process of assessing and analyzing the impact of the adoption of FIN No. 46R, results of current analysis indicate that our relationship with VIEs have not materially changed from the facts disclosed in our Form 20-F.

   Effective April 1, 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The adoption of SFAS No. 143 did not have a material impact on our financial position or results of operations.

   In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payment under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which is our fiscal year ending March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests.

   We are not a party to any financial instruments after May 31, 2003, to which SFAS No. 150 must be applied immediately but have not completed evaluating the impact of the adoption of SFAS No. 150 to other instruments. Accordingly, we cannot reasonably estimate the ultimate impact of SFAS No. 150 on our financial position or results of operations.

Recently Issued Accounting Pronouncements

   In January 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

   On June 30, 2003, BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved on August 1, 2003. In order to complete the entire separation process, however, BTM must make another application for transfer to the government of the remaining substitutional portion. The timing of the application has not been decided. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and BTM will be released from paying the substitutional portion of the benefits to its employees. The impact on our consolidated financial statements of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer.

   In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" ("SFAS No. 132R"), which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for fiscal years ending after December 15, 2003, and for interim periods beginning after December 15, 2003.

   In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"), which supersedes AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans" and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor's estimate of undiscounted cash flows over the investor's initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

   SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. We have not completed the study of what effect SOP 03-3 would have on our financial position or results of operations.

Results of Operations

   The following table sets forth a summary of our results of operations for the six months ended September 30, 2002 and 2003:

                                                                               Six months ended
                                                                                September 30,
                                                                           -----------------------
                                                                              2002         2003
                                                                           ----------  -----------
                                                                                (in billions)
Interest income........................................................... (Yen)818.5  (Yen) 745.2
Interest expense..........................................................      285.8        226.5
                                                                           ----------  -----------
Net interest income.......................................................      532.7        518.7
Provision (credit) for credit losses......................................      232.6       (130.7)
Non-interest income.......................................................      571.5        714.0
Non-interest expense......................................................      603.7        582.7
                                                                           ----------  -----------
Income before income taxes and cumulative effect of a change in accounting
  principle...............................................................      267.9        780.7
Income taxes..............................................................      163.6        251.8
                                                                           ----------  -----------
Income before cumulative effect of a change in accounting principle.......      104.3        528.9
Cumulative effect of a change in accounting principle, net of tax.........       (0.6)          --
                                                                           ----------  -----------
Net income................................................................ (Yen)103.7  (Yen) 528.9
                                                                           ==========  ===========

   Net income for the six months ended September 30, 2003 was (Yen)528.9 billion, an increase of (Yen)425.2 billion, or 409.9%, from (Yen)103.7 billion for the six months ended September 30, 2002. Diluted earnings per common share for the six months ended September 30, 2003 were (Yen)80,512.47, an increase of
(Yen)65,455.14, from (Yen)15,057.33 for the six months ended September 30, 2002. Income before income taxes and cumulative effect of a change in accounting principle for the six months ended September 30, 2003 was (Yen)780.7 billion, an increase of (Yen)512.8 billion, or 191.4%, from (Yen)267.9 billion for the six months ended September 30, 2002. These changes in our operating results were primarily attributable to the following:

  . Reversal of allowance for credit losses of (Yen)130.7 billion was recorded for the six months ended September 30, 2003, compared with provision for credit losses of (Yen)232.6 billion for the six months ended September 30, 2002. The reversal of allowance for credit losses was due mainly to improvement of our loan portfolio as evidenced by the reduction in our nonperforming and impaired loans through various measures that we have taken, including the disposal of nonperforming loans, and improving credit status of borrowers in Japan as evidenced by the decreased number of bankruptcy filings during the six months ended September 30, 2003.

  .   Non-interest income increased (Yen)142.5 billion, or 24.9%, from
      (Yen)571.5 billion for the six months ended September 30, 2002 to
      (Yen)714.0 billion for the six months ended September 30, 2003. This increase was primarily attributable to an increase of (Yen)146.2 billion in net foreign exchange gains reflecting the yen appreciation against foreign currencies, and an increase of (Yen)120.0 billion in net investment securities gains mainly due to the improvement of Japanese stock market prices. These increases were partially offset by a decrease of (Yen)127.5 billion in net trading account profits.

  .   Non-interest expense decreased (Yen)21.0 billion, or 3.5%, from
      (Yen)603.7 billion for the six months ended September 30, 2002 to
      (Yen)582.7 billion for the six months ended September 30, 2003. The decrease primarily reflected the fact that non-interest expense for the previous interim period included a (Yen)22.5 billion loss resulting from the decrease in net assets in a subsidiary that was accounted for as a sale of investment in the subsidiary in connection with the merger of the four securities companies as explained in our Form 20-F.

These favorable changes were partially offset by a decrease of (Yen)14.0 billion in net interest income from (Yen)532.7 billion for the six months ended September 30, 2002 to (Yen)518.7 billion for the six months ended September 30, 2003.

   Our results of operation may be affected by external and unpredictable events, including unexpected failure of borrowers, defaults in emerging markets and financial and stock market volatility. Accordingly, the interim results are not necessarily indicative of the results for the full fiscal year. For detailed risk factors of our operations, please see our Form 20-F.

Net Interest Income

   The following is a summary of the interest rate spread for the six months ended September 30, 2002 and 2003:

                                         Six months ended September 30,
                              ----------------------------------------------------
                                         2002                       2003
                              -------------------------  -------------------------
                                 Average    Average rate    Average    Average rate
                                 balance    (Annualized)    balance    (Annualized)
                              ------------- ------------ ------------- ------------
                                        (in billions, except percentages)
Interest-earning assets:
   Domestic.................. (Yen)61,874.2     1.22%    (Yen)65,865.6     1.14%
   Foreign...................      23,681.3     3.70          24,209.2     3.04
                              -------------     ----     -------------     ----
       Total................. (Yen)85,555.5     1.91%    (Yen)90,074.8     1.65%
                              =============     ====     =============     ====
Financed by:
Interest-bearing liabilities:
   Domestic.................. (Yen)63,963.1     0.35%    (Yen)68,567.8     0.31%
   Foreign...................      14,575.6     2.38          15,298.1     1.55
                              -------------     ----     -------------     ----
       Total.................      78,538.7     0.73          83,865.9     0.54
Non-interest-bearing funds...       7,016.8       --           6,208.9       --
                              -------------     ----     -------------     ----
       Total................. (Yen)85,555.5     0.67%    (Yen)90,074.8     0.50%
                              =============     ====     =============     ====
Spread on:
   Interest-bearing funds....                   1.18%                      1.11%
   Total funds...............                   1.24%                      1.15%

   Net interest income for the six months ended September 30, 2003 was
(Yen)518.7 billion, a decrease of (Yen)14.0 billion, or 2.6%, from (Yen)532.7 billion for the six months ended September 30, 2002.

   This decrease was due primarily to a decline in the average interest rate spread. In addition, the decrease in average loans, which earn relatively higher yields, contributed to the decrease in net interest income. The average interest rate spread decreased 7 basis points from 1.18% for the six months ended September 30, 2002 to 1.11% for the six months ended September 30, 2003. The average rate of both the foreign interest-earning assets and foreign interest-bearing liabilities declined during the six months ended September 30, 2003 primarily due to the decline in foreign short-term interest rates in most markets. Since the average balance of foreign interest-earning assets for the six months ended September 30, 2003 was about 1.6 times larger than the average balance of foreign interest-bearing liabilities for the same period, the decline in the average rate had a negative effect on our net interest income. Net interest income as a percentage of average total interest-earning assets decreased 9 basis points from 1.24% for the six months ended September 30, 2002 to 1.15% for the six months ended September 30, 2003. Average interest-earning assets for the six months ended September 30, 2003 were (Yen)90,074.8 billion, an increase of (Yen)4,519.3 billion, or 5.3%, from (Yen)85,555.5 billion for the six months ended September 30, 2002. The increase was primarily attributable to an increase of (Yen)3,047.5 billion in investment securities and an increase of (Yen)1,109.9 billion in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions. These increases were partially offset by a decrease of (Yen)1,040.3 billion in average loans. Average interest-bearing liabilities increased (Yen)5,327.2 billion, or 6.8%, from (Yen)78,538.7 billion for the six months ended September 30, 2002 to (Yen)83,865.9 billion for the six months ended September 30, 2003 while average non-interest-bearing funds decreased (Yen)807.9 billion, or 11.5%, from (Yen)7,016.8 billion for the six months ended September 30, 2002 to
(Yen)6,208.9 billion for the six months ended September 30, 2003 which also had a negative impact on our net interest income. The increase in average interest-bearing liabilities primarily reflected an increase of (Yen)3,358.6 billion in average deposits and partially led to an increase in the current accounts with The Bank of Japan, which are accounted for as cash and due from banks (non-interest-earning assets), under its decision to raise the target balance of current accounts as discussed in Business Environment.

Provision (Credit) for Credit Losses

   Provisions for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. See "Financial Condition-Allowance for Credit Losses, Nonperforming and Past Due Loans" in our Form 20-F for a detailed description of the approach and methodology used to establish the allowance for credit losses.

   Reversal of allowance for credit losses of (Yen)130.7 billion was recorded for the six months ended September 30, 2003, compared with provision for credit losses of (Yen)232.6 billion for the six months ended September 30, 2002. This change in the provision (credit) for credit losses is due mainly to a decrease in our specific allowance as a result of our reduction of nonperforming loans and a decrease in our formula allowance reflecting a decline in loans classified as special mention or substandard loans. For a further discussion of allowance for credit losses, see "Financial Condition-Allowance for Credit Losses, Nonperforming and Past Due Loans."

Non-Interest Income

   The following table is a summary of our non-interest income for the six months ended September 30, 2002 and 2003:

                                                                 Six months ended
                                                                   September 30,
                                                               ---------------------
                                                                  2002       2003
                                                               ---------- ----------
                                                                   (in billions)
Fees and commissions:
   Trust fees................................................. (Yen) 54.9 (Yen) 42.8
   Fees on funds transfer and service charges for collections.       30.6       30.3
   Fees and commissions on credit card business...............       26.0       29.2
   Fees and commissions in international business.............       27.0       28.0
   Service charges on deposits................................       17.8       17.9
   Other fees and commissions.................................       95.5      119.4
                                                               ---------- ----------
       Total fees and commissions.............................      251.8      267.6
Trading account profits--net..................................      145.5       18.0
Foreign exchange gains--net...................................      113.5      259.7
Investment securities gains--net..............................       28.9      148.9
Other.........................................................       31.8       19.8
                                                               ---------- ----------
          Total non-interest income........................... (Yen)571.5 (Yen)714.0
                                                               ========== ==========

   Non-interest income for the six months ended September 30, 2003 was
(Yen)714.0 billion, an increase of (Yen)142.5 billion, or 24.9%, from
(Yen)571.5 billion for the six months ended September 30, 2002. This increase was primarily attributable to an increase of (Yen)146.2 billion in net foreign exchange gains and an increase of (Yen)120.0 billion in net investment securities gains, which were partially offset by a decrease of (Yen)127.5 billion in net trading account profits.

   Fees and commissions increased (Yen)15.8 billion, or 6.3%, from (Yen)251.8 billion for the six months ended September 30, 2002 to (Yen)267.6 billion for the six months ended September 30, 2003. This increase primarily reflected an increase in other fees and commissions. Other fees and commissions increased mainly because only one month of fees and commissions generated by KOKUSAI Securities Co., Ltd., one of the predecessors of Mitsubishi Securities, was recorded for the six months ended September 30, 2002, while its fees and commissions for the full six-month period was recorded for the six months ended September 30, 2003. In addition, fees on securities business in Mitsubishi Securities increased for the six months ended September 30, 2003 primarily due to an increase in equity related commissions, which was in line with increased trading volume in the Japanese stock exchange during the same period. Other contributing factors to the increase in other fees and commissions include expanding fee businesses such as agency fees earned upon the sale of annuity to individual customers at branches of our subsidiary banks which act as a sales agent for insurance companies. These increases in other fees and commissions were partially offset by a decrease of (Yen)12.1 billion in trust fees, from (Yen)54.9 billion for the six months ended September 30, 2002 to (Yen)42.8 billion for the six months ended September 30, 2003, primarily due to a decrease in fee income earned on loan trusts.

   Net trading account profits for the six months ended September 30, 2003 were
(Yen)18.0 billion, a decrease of (Yen)127.5 billion, or 87.6%, from (Yen)145.5 billion for the six months ended September 30, 2002. Net trading account profits for the six months ended September 30, 2002 and 2003 consisted of the following:

                                                                                    Six months ended
                                                                                      September 30,
                                                                                 ----------------------
                                                                                    2002        2003
                                                                                 ----------  ----------
                                                                                      (in billions)
Net profits (losses) on derivative instruments, primarily interest rate futures, swaps and options............................................................. (Yen)151.0  (Yen)(37.0)
Net profits (losses) on trading securities......................................       (5.5)       55.0
                                                                                 ----------  ----------
   Trading account profits--net................................................. (Yen)145.5  (Yen) 18.0
                                                                                 ==========  ==========

   Profits (losses) on derivative instruments were largely affected by interest rate swaps principally held for risk management purpose. Although such contracts were entered into for risk management purposes, a majority of them did not meet the conditions to qualify for hedge accounting under U.S. GAAP and we accounted for such derivatives as trading positions. See our Form 20-F for a description of similar contracts. For the six months ended September 30, 2003, we generally maintained net receive-fix and pay-variable positions in our interest rate swap portfolios for the purpose of managing interest rate risks on domestic deposits, and our interest rate swap positions resulted in losses in value under the rising interest rate environment toward the end of the interim period. The net losses on derivative instruments were partially offset by an increase in net profits on trading securities of (Yen)60.5 billion, primarily reflecting improved performance of bond dealings and stock dealings at Mitsubishi Securities supported by high interest rate volatility and the recovery of Japanese stock markets during the six months ended September 30, 2003.

   Net foreign exchange gains for the six months ended September 30, 2003 were
(Yen)259.7 billion, an increase of (Yen)146.2 billion, or 128.8%, from
(Yen)113.5 billion for the six months ended September 30, 2002. The increase in net foreign exchange gains primarily reflected an increase in transaction gains on translation of monetary liabilities denominated in foreign currencies due to the yen appreciation. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available-for-sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources.

   Net investment securities gains for the six months ended September 30, 2003 were (Yen)148.9 billion, an increase of (Yen)120.0 billion, or 415.8%, from
(Yen)28.9 billion for the six months ended September 30, 2002. Major components of net investment securities gains for the six months ended September 30, 2002 and 2003 are summarized below:

                                                              Six months ended
                                                               September 30,
                                                          -----------------------
                                                              2002        2003
                                                          -----------  ----------
                                                               (in billions)
Net gains on sales of marketable equity securities....... (Yen) 106.8  (Yen)136.2
Impairment losses on marketable equity securities........      (176.5)       (6.3)
Other--net, principally gains on sales of debt securities        98.6        19.0
                                                          -----------  ----------
   Investment securities gains--net...................... (Yen)  28.9  (Yen)148.9
                                                          ===========  ==========

   The increase in net investment securities gains during the six months ended September 30, 2003 reflected an improvement in stock market prices. This increase was partially offset by a decrease in net gains on sales of debt securities due to adverse market condition including a sudden increase in long-term interest rates in June 2003 in Japan and the yen appreciation, which depressed the yen-denominated value of foreign bonds. As discussed in Note 12 to Condensed Consolidated Financial Statements, we determined that a substantial portion of our investment in the Ashigin Financial Group with the carrying value of (Yen)4.8 billion was impaired subsequent to September 30, 2003, based on the quoted stock market price level after the announcement of temporary nationalization.

Non-Interest Expense

   The following table is a summary of our non-interest expense for the six months ended September 30, 2002 and 2003:

                                               Six months ended
                                                 September 30,
                                             ---------------------
                                                2002       2003
                                             ---------- ----------
                                                 (in billions)
              Salaries and employee benefits (Yen)241.7 (Yen)252.8
              Occupancy expenses--net.......       60.4       59.6
              Other non-interest expenses...      301.6      270.3
                                             ---------- ----------
                 Total non-interest expense. (Yen)603.7 (Yen)582.7
                                             ========== ==========

   Non-interest expense for the six months ended September 30, 2003 was
(Yen)582.7 billion, a decrease of (Yen)21.0 billion, or 3.5%, from (Yen)603.7 billion for the six months ended September 30, 2002. This decrease was primarily due to the fact that other non-interest expenses for the six months ended September 30, 2002 included a (Yen)22.5 billion loss resulting from the decrease in net assets in a subsidiary that was accounted for as having been sold in connection with the merger of the four securities companies on September 1, 2002. The decrease in other non-interest expenses was partially offset by an increase of (Yen)11.1 billion in salaries and employee benefits. The increase in salaries and employee benefits was primarily due to an increase of (Yen)12.8 billion in salaries and employee benefits in Mitsubishi Securities, as only one month of salaries and employee benefits of KOKUSAI Securities Co., Ltd., one of the predecessors of Mitsubishi Securities, was recorded for the six months ended September 30, 2002, while salaries and employee benefits for Mitsubishi Securities for the full six-month period was recorded for the six months ended September 30, 2003.

Income Taxes

   The following table presents a summary of income taxes for the six months ended September 30, 2002 and 2003:

                                                 Six months ended
                                                   September 30,
                                              ----------------------
                                                 2002        2003
                                              ----------  ----------
                                               (in billions, except
                                                   percentages)
          Income before income taxes......... (Yen)267.9  (Yen)780.7
          Income taxes....................... (Yen)163.6  (Yen)251.8
          Effective tax rate.................       61.1%       32.3%
          Normal effective statutory tax rate       38.0%       39.9%

   During the six months period ended September 30, 2002, we accounted for income taxes as a separate return filer since our application to file our tax returns under the consolidated corporate-tax system was not approved. During the six months period ended September 30, 2003, we accounted for income taxes as a consolidated corporate-tax return filer. Income taxes have been impacted by this change in terms of tax rate (see our Form 20-F for a description of the surcharge tax of 2.0% for consolidated corporate-tax return filer) and the availability of future taxable income that is permitted to be offset by deductible temporary differences in future periods.

   The combined normal effective statutory tax rates were 38.0% for the six months ended September 30, 2002 and 39.9% for the six months ended September 30, 2003. For the six months ended September 30, 2003, income taxes as a percentage of income before income taxes were 32.3%, which was 7.6% lower than the statutory tax rate of 39.9%. The lower tax rate for the six months ended September 30, 2003 was due primarily to a decrease in the valuation allowance against deferred tax assets. The valuation allowance decreased (Yen)92.4 billion from (Yen)318.7 billion at March 31, 2003, to (Yen)226.3 billion at September 30, 2003, as a result of achieving taxable income in the current interim period in excess of the projected current interim period taxable income at March 31, 2003 and an improved realizability of the future tax benefit based on increased expected taxable income in future periods. The higher tax rate for the six months ended September 30, 2002 was primarily due to an increase in valuation allowance and nondeductible expenses, including the (Yen)22.5 billion loss resulting from the decrease in net assets in a subsidiary relating to the merger of the four securities companies. For a detailed discussion of the loss recorded in connection with the merger, see our Form 20-F.

Business Segment Analysis

   We measure the performance of each of our business segments in terms of "operating profit" in accordance with the regulatory reporting requirements of the Financial Service Agency of Japan. Operating profit and other segment information is based on Japanese GAAP and is not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit under Japanese GAAP does not reflect items such as most of the provision (credit) for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

BTM

   The following table shows the business segment information for BTM and its subsidiaries for the six months ended September 30, 2002 and 2003:

                                                     Investment
                                           Global    Banking and
                     Retail    Commercial Corporate     Asset               Operations            Mitsubishi
                     Banking    Banking    Banking   Management     UNBC     Services   Treasury  Securities    Other
                    ---------- ---------- ---------- ----------- ---------- ---------- ---------- ---------- -----------
                                                                     (in billions)
Six months ended September 30, 2002:
 Net revenue....... (Yen)135.0 (Yen)142.1 (Yen)128.6  (Yen)40.8  (Yen)134.6 (Yen)13.4  (Yen)156.0 (Yen)13.0  (Yen) (42.7)
 Operating expenses      107.9       63.7       70.5       28.4        78.0      12.6        13.4      16.2         74.3
                    ---------- ---------- ----------  ---------  ---------- ---------  ---------- ---------  -----------
 Operating profit
  (loss)........... (Yen) 27.1 (Yen) 78.4 (Yen) 58.1  (Yen)12.4  (Yen) 56.6 (Yen) 0.8  (Yen)142.6 (Yen)(3.2) (Yen)(117.0)
                    ========== ========== ==========  =========  ========== =========  ========== =========  ===========
Six months ended September 30, 2003:
 Net revenue....... (Yen)144.9 (Yen)143.3 (Yen)124.6  (Yen)53.9  (Yen)139.8 (Yen)12.4  (Yen)109.2 (Yen)71.5  (Yen) (38.0)
 Operating expenses      101.6       61.1       62.8       24.6        83.1      11.9        13.2      54.7         19.6
                    ---------- ---------- ----------  ---------  ---------- ---------  ---------- ---------  -----------
 Operating profit
  (loss)........... (Yen) 43.3 (Yen) 82.2 (Yen) 61.8  (Yen)29.3  (Yen) 56.7 (Yen) 0.5  (Yen) 96.0 (Yen)16.8  (Yen) (57.6)
                    ========== ========== ==========  =========  ========== =========  ========== =========  ===========



                      Total
                    ----------

Six months ended September 30, 2002:
 Net revenue....... (Yen)720.8
 Operating expenses      465.0
                    ----------
 Operating profit
  (loss)........... (Yen)255.8
                    ==========
Six months ended September 30, 2003:
 Net revenue....... (Yen)761.6
 Operating expenses      432.6
                    ----------
 Operating profit
  (loss)........... (Yen)329.0
                    ==========

   For the six months ended September 30, 2002, BTM's securities subsidiaries were included in the investment banking business unit. However, a significant portion of BTM's domestic securities subsidiaries were merged into Mitsubishi Securities on September 1, 2002. Accordingly, BTM began measuring the results of Mitsubishi Securities separately from BTM's investment banking business unit in the latter half of the fiscal year ended March 31, 2003. BTM presented Mitsubishi Securities as a separate operating segment for the six months ended September 30, 2003. Presentation for the six months ended September 30, 2002 has been reclassified to conform to the presentation for the six months ended September 30, 2003.

   After the formation of Mitsubishi Securities, BTM transferred part of its investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities. This transfer did not significantly affect the current year results of BTM's investment banking business unit or Mitsubishi Securities. It is not practicable to restate the previous year's information based on the current year's presentation or to recast the current year's information based on the previous year's presentation.

   In May 2003, BTM integrated the investment banking business unit and asset management business unit into one business unit under the name of investment banking and asset management business unit. Accordingly, BTM presented the investment banking and asset management business unit as a single operating segment for the six months ended September 30, 2003. Presentation for the six months ended September 30, 2002 has been reclassified to conform to the presentation for the six months ended September 30, 2003.

   As discussed in "Recent Developments--Further Integration of Investment Banking and Securities Business", certain foreign subsidiaries of BTM's investment banking and asset management business unit were placed under the control of Mitsubishi Securities during the six months ended September 30, 2003. This change was not material to the operating results of BTM's investment banking and asset management business unit or Mitsubishi Securities for the six months ended September 30, 2003. Further, the change is not reflected to the business segment information table above since it occurred subsequent to the semi-annual period ends of these subsidiaries.

   In addition, BTM transferred its custody business, which had been included in the asset management business unit, to the operation services unit during the six months ended September 30, 2003. Presentation for the six months ended September 30, 2002 has been reclassified to conform to the presentation for the six months ended September 30, 2003.

   When BTM Group's business units work together to provide services to customers, we assign the total amount of net revenue derived from those services to each participating business unit without dividing the net revenue. As a result, some items of net revenue are duplicated among the participating segments. The duplicated amounts are eliminated in the "Other" column. The following table sets forth the amounts that were assigned to each business unit for the same services and the total duplicated amount that is eliminated for each period:

                                                          Global     Total
                                              Commercial Corporate   amount
                                               Banking    Banking  eliminated
                                              ---------- --------- ----------
                                                       (in billions)
  Six months ended September 30, 2002:
     Investment banking and asset management.  (Yen)4.3  (Yen)13.6 (Yen)17.9
  Six months ended September 30, 2003:
     Investment banking and asset management.  (Yen)9.8  (Yen)18.4 (Yen)28.2

   Total net revenue increased (Yen)40.8 billion, or 5.7%, from (Yen)720.8 billion for the six months ended September 30, 2002 to (Yen)761.6 billion for the six months ended September 30, 2003. This increase was due mainly to the inclusion of the full six months' results of Mitsubishi Securities for the six months ended September 30, 2003 compared to the results of Mitsubishi Securities from September 1, 2002 to September 30, 2002 being included for the six months ended September 30, 2002, and an increase of (Yen)13.1 billion in the investment banking and asset management business unit. The increase was partially offset by a decrease of (Yen)46.8 billion in the treasury unit.

   Total operating expenses decreased (Yen)32.4 billion, or 7.0%, from
(Yen)465.0 billion for the six months ended September 30, 2002 to (Yen)432.6 billion for the six months ended September 30, 2003. This decrease was due mainly to a decrease of (Yen)54.7 billion in "Other" column. The decrease was partially offset by expenses associated with the full six months operations of Mitsubishi Securities compared to only one month operations being reflected for the six months ended September 30, 2002.

   Net revenue of the retail banking business unit increased (Yen)9.9 billion, or 7.3%, from (Yen)135.0 billion for the six months ended September 30, 2002 to
(Yen)144.9 billion for the six months ended September 30, 2003. This increase was mainly due to an increase in net fees of (Yen)8.8 billion, which primarily reflected an increase in fees on sales of investment trusts and annuity.

   Net revenue of the commercial banking business unit increased (Yen)1.2 billion, or 0.8%, from (Yen)142.1 billion for the six months ended September 30, 2002 to (Yen)143.3 billion for the six months ended September 30, 2003. This increase was due mainly to an increase of (Yen)5.3 billion in other income, which primarily reflected an increase in income on sales of derivative products. The increase was partially offset by a decrease in net interest income of (Yen)6.1 billion, reflecting our continued effort to reduce our problem loans.

   Net revenue of the global corporate banking business unit decreased (Yen)4.0 billion, or 3.1%, from (Yen)128.6 billion for the six months ended September 30, 2002 to (Yen)124.6 billion for the six months ended September 30, 2003. This decrease was due mainly to a decrease of (Yen)6.6 billion in net revenue of BTM's subsidiaries. There was no revenue of associated with BTM Information Services, Inc. for the six months ended September 30, 2003, which was dissolved during the second half of the fiscal year ended March 31, 2003.

   Net revenue of the investment banking and asset management business unit increased (Yen)13.1 billion, or 32.3%, from (Yen)40.8 billion for the six months ended September 30, 2002 to (Yen)53.9 billion for the six months ended September 30, 2003. This increase was due mainly to an increase of (Yen)5.6 billion on other income and an increase of (Yen)3.7 billion in net interest income. The increase in other income reflected an increase in income on sales of derivative products and the increase in net interest income reflected increased interest income from syndicated loans.

   Net revenue of the UNBC business unit increased (Yen)5.2 billion, or 3.9%, from (Yen)134.6 billion for the six months ended September 30, 2002 to
(Yen)139.8 billion for the six months ended September 30, 2003. This increase was due mainly to an increase in service charges on deposits and an increase in insurance agency commissions.

   Net revenue of the operations services unit decreased (Yen)1.0 billion, or 7.1%, from (Yen)13.4 billion for the six months ended September 30, 2002 to
(Yen)12.4 billion for the six months ended September 30, 2003. This decrease was due mainly to a decrease in net revenue associated with one of BTM's domestic subsidiary.

   Net revenue of the treasury unit decreased (Yen)46.8 billion, or 30.0%, from
(Yen)156.0 billion for the six months ended September 30, 2002 to (Yen)109.2 billion for the six months ended September 30, 2003. This decrease was due mainly to a decrease of net interest income of (Yen)44.4 billion, which primarily reflected a decrease in gains on its foreign currency asset and liability management operations.

   Net revenue of Mitsubishi Securities increased (Yen)58.5 billion, or 449.1% from (Yen)13.0 billion for the six months ended September 30, 2002 to (Yen)71.5 billion for the six months ended September 30, 2003. This increase was due mainly to the merger that formed Mitsubishi Securities on September 1, 2002. Only one month of revenue of KOKUSAI Securities Co., Ltd., one of the predecessors of Mitsubishi Securities, was recorded for the six months ended September 30, 2002 because BTM has accounted for its investment in this company under the equity method prior to the merger and did not consolidate it, while Mitsubishi Securities' revenue was fully consolidated for the six months ended September 30, 2003. Net revenue of Mitsubishi Securities also increased for the six months ended September 30, 2003, due to an increase in fees and commissions and trading account profits reflecting favorable market conditions.

   Net revenue included in "Other" increased (Yen)4.7 billion, or 10.7%, from a loss of (Yen)42.7 billion for the six months ended September 30, 2002 to a loss of (Yen)38.0 billion for the six months ended September 30, 2003. This increase was due mainly to decrease of funding costs. The decrease in operating expenses of "Other" column primarily reflected a significant decrease in the provision for general allowance for credit losses, from (Yen)59.5 billion for the six months ended September 30, 2002 to nil for the six months ended September 30, 2003. Operating profit does not include the reversal of allowance for credit losses.

MTBC

   The following table shows the business segment information for MTBC and its subsidiaries for the six months ended September 30, 2002 and 2003:

                                      Trust-    Trust      Real    Global
                                      Banking   Assets    Estate   Markets    Other      Total
                                     --------- --------- -------- --------- ---------  ----------
                                                            (in billions)
Six months ended September 30, 2002:

   Net revenue...................... (Yen)59.8 (Yen)16.8 (Yen)7.7 (Yen)58.1 (Yen) 9.4  (Yen)151.8
   Operating expenses...............      36.8      14.6      4.7       8.9      13.8        78.8
   Subsidiaries.....................        --        --       --        --       3.5         3.5
                                     --------- --------- -------- --------- ---------  ----------
   Operating profit (loss).......... (Yen)23.0 (Yen) 2.2 (Yen)3.0 (Yen)49.2 (Yen)(0.9) (Yen) 76.5
                                     ========= ========= ======== ========= =========  ==========
Six months ended September 30, 2003:
   Net revenue...................... (Yen)60.4 (Yen)14.5 (Yen)6.2 (Yen)90.3 (Yen) 7.2  (Yen)178.6
   Operating expenses...............      36.2      13.8      4.8       8.2      14.3        77.3
   Subsidiaries.....................        --        --       --        --       3.4         3.4
                                     --------- --------- -------- --------- ---------  ----------
   Operating profit (loss).......... (Yen)24.2 (Yen) 0.7 (Yen)1.4 (Yen)82.1 (Yen)(3.7) (Yen)104.7
                                     ========= ========= ======== ========= =========  ==========

   Total net revenue increased (Yen)26.8 billion, or 17.7%, from (Yen)151.8 billion for the six months ended September 30, 2002 to (Yen)178.6 billion for the six months ended September 30, 2003. This increase was due mainly to an increase of (Yen)32.2 billion in the global markets business group.

   Net revenue of the trust-banking business group increased (Yen)0.6 billion, or 1.1%, from (Yen)59.8 billion for the six months ended September 30, 2002 to
(Yen)60.4 billion for the six months ended September 30, 2003. This increase was due mainly to an increase of (Yen)3.1 billion in other fee income, reflecting an increase in fees and commissions obtained for sales of investment trusts and variable annuities. The increase was partially offset by a decrease of (Yen)2.1 billion in trust fees earned with respect to jointly operated designated money trusts, principally resulting from the decrease in principal of loan trusts.

   Net revenue of the trust assets business group decreased (Yen)2.3 billion, or 13.8%, from (Yen)16.8 billion for the six months ended September 30, 2002 to
(Yen)14.5 billion for the six months ended September 30, 2003. This decrease was due mainly to a decrease in pension trust fee income.

   Net revenue of the real estate business group decreased (Yen)1.5 billion, or 19.7%, from (Yen)7.7 billion for the six months ended September 30, 2002 to
(Yen)6.2 billion for the six months ended September 30, 2003. This decrease was due mainly to a decrease in real estate brokerage commissions.

   Net revenue of the global markets business group increased (Yen)32.2 billion, or 55.4%, from (Yen)58.1 billion for the six months ended September 30, 2002 to (Yen)90.3 billion for the six months ended September 30, 2003. This increase was due mainly to an increase in net interest income resulting from an increase in debt securities, and an increase in other income resulting from an increase in the profits on sales of Japanese government bonds and other debt securities.

   Net revenue of "Other" decreased (Yen)2.2 billion, or 23.1%, from (Yen)9.4 billion for the six months ended September 30, 2002 to (Yen)7.2 billion for the six months ended September 30, 2003. The decrease was mainly due to a decrease in reversal of statutory reserves required for loan trusts.

   Operating expenses decreased (Yen)1.5 billion or 1.8%, from (Yen)78.8 billion for the six months ended September 30, 2002 to (Yen)77.3 billion for the six months ended September 30, 2003. This decrease was due mainly to a decrease in personnel costs.

   As a result, total operating profit for the six months ended September 30, 2003 was (Yen)104.7 billion, an increase of (Yen)28.2 billion, or 36.8%, from
(Yen)76.5 billion for the six months ended September 30, 2002.

Financial Condition

   The following discussion of financial condition as of September 30, 2003 primarily focuses on changes and developments since March 31, 2003.

Total Assets

   Our total assets at September 30, 2003 were (Yen)101.85 trillion, an increase of (Yen)5.32 trillion, or 5.5%, from (Yen)96.53 trillion at March 31, 2003. This increase was mainly due to an increase of (Yen)1.86 trillion in cash and due from banks, an increase of (Yen)2.92 trillion in receivables under securities borrowing transactions and an increase of (Yen)1.35 trillion in trading account assets. These increases were partially offset by a decrease in loans and investment securities. Loans, before deducting allowance for credit losses, decreased (Yen)0.50 trillion, or 1.0%, from (Yen)48.47 trillion at March 31, 2003 to (Yen)47.97 trillion at September 30, 2003. In line with this decrease in the loan balance and reflecting improvement in loan portfolio quality, the allowance for credit losses decreased (Yen)0.29 trillion, or 21.4%. Total investment securities decreased (Yen)1.62 trillion, or 6.6%, from
(Yen)24.70 trillion at March 31, 2003 to (Yen)23.08 trillion at September 30, 2003. Deferred tax assets decreased (Yen)0.31 trillion, or 18.9%, from
(Yen)1.64 trillion at March 31, 2003 to (Yen)1.33 trillion at September 30,
2003.

Loan Portfolio

   The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31, 2003 and September 30, 2003. Classification of loans by industry is based on the industry segment loan classification as defined by The Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds.

                                                 March 31, 2003 September 30, 2003
                                                 -------------- ------------------
                                                           (in billions)
Domestic:
   Manufacturing................................ (Yen) 6,034.3    (Yen) 5,864.6
   Construction.................................       1,277.4          1,158.3
   Real estate..................................       4,298.1          4,195.5
   Services.....................................       4,953.8          4,923.9
   Wholesale and retail.........................       5,458.3          5,158.6
   Banks and other financial institutions.......       3,598.0          3,853.8
   Communication and information services.......       1,516.0            952.4
   Other industries.............................       3,858.2          4,550.7
   Consumer.....................................       7,425.7          7,945.8
                                                 -------------    -------------
       Total domestic...........................      38,419.8         38,603.6
                                                 -------------    -------------
Foreign:
   Governments and official institutions........         235.1            144.4
   Banks and other financial institutions.......         928.1            799.0
   Commercial and industrial....................       8,413.5          8,009.0
   Other........................................         510.1            444.2
                                                 -------------    -------------
       Total foreign............................      10,086.8          9,396.6
                                                 -------------    -------------
Less unearned income and deferred loan fees--net          41.0             30.6
                                                 -------------    -------------
       Total *.................................. (Yen)48,465.6    (Yen)47,969.6
                                                 =============    =============

--------
* Includes loans held for sale of (Yen)4.0 billion and (Yen)13.2 billion at March 31, 2003 and September 30, 2003, respectively, which are carried at lower-of-cost or estimated fair value.

   At September 30, 2003, our total loans were (Yen)47.97 trillion, a decrease of (Yen)0.50 trillion, or 1.0%, from (Yen)48.47 trillion at March 31, 2003. The loan balance at September 30, 2003 consisted of (Yen)38.60 trillion of domestic loans and (Yen)9.40 trillion of foreign loans. The loan balance at March 31, 2003 consisted of (Yen)38.42 trillion of domestic loans and (Yen)10.09 trillion of foreign loans.

   As shown in the table above, the impact of decrease in foreign loans, which exceeded the offsetting effect of increase in domestic loans, made the total loan balance decrease. Domestic loans increased (Yen)0.18 trillion to
(Yen)38.60 trillion at September 30, 2003 from (Yen)38.42 trillion at March 31, 2003. This increase is primarily due to an increase in consumer loans. In particular, we originated residential mortgage loans more than any prior periods. Domestic loans to industries such as manufacturing, construction, real estate, services, wholesale and retail, communication and information services declined, partly reflecting our continued efforts to reduce nonperforming assets through charge-offs, collection and sales of nonperforming loans. Domestic loans to other industries increased mainly due to an increase in loans to public sector.

   Foreign loan balance decreased (Yen)0.69 trillion, or 6.8%, from (Yen)10.09 trillion at March 31, 2003 to (Yen)9.40 trillion at September 30, 2003. The decrease primarily reflected the appreciation of the yen against the US dollar from (Yen)118.07 per $1.00 at March 31, 2003 to (Yen)111.43 per $1.00 at
September 30, 2003 in terms of the noon buying rate.

Allowance for Credit Losses, Nonperforming and Past Due Loans

   Total nonperforming loan decreased significantly as a result of our continued efforts to revive financially distressed companies, and to dispose of nonperforming loans as well as a decline in new nonaccrual loans reflecting general improvement of the Japanese economy as reflected in decreased number of corporate bankruptcy filings in Japan during the six months ended September 30, 2003.

   This resulted in a decrease in provision for the credit losses and the amount of charge-offs during the six months ended September 30, 2003 compared with the six months ended September 30, 2002.

   The following table shows a summary of the change in the allowance for credit losses for the year ended March 31, 2003 and the six months ended September 30, 2002 and 2003:

                                                                               Six months ended
                                                             Year ended          September 30,
                                                             March 31,    --------------------------
                                                                2003          2002          2003
                                                            ------------  ------------  ------------
                                                                          (in billions)
Balance at beginning of period............................. (Yen)1,735.2  (Yen)1,735.2  (Yen)1,360.1
                                                            ------------  ------------  ------------
Provision (credit) for credit losses.......................        455.6         232.6        (130.7)
                                                            ------------  ------------  ------------
Charge-offs:
   Domestic................................................        753.8         327.0         127.1
   Foreign.................................................        139.8          93.0          49.0
       Total...............................................        893.6         420.0         176.1
                                                            ------------  ------------  ------------
Less--Recoveries...........................................         78.8          36.4          18.7
                                                            ------------  ------------  ------------
Net charge-offs............................................        814.8         383.6         157.4
Other, principally foreign currency translation adjustments        (15.9)        (13.0)         (3.0)
                                                            ------------  ------------  ------------
Balance at end of period................................... (Yen)1,360.1  (Yen)1,571.2  (Yen)1,069.0
                                                            ============  ============  ============

   The provision (credit) for credit losses changed significantly and resulted in a credit (reversal) of (Yen)130.7 billion during the six months ended September 30, 2003 primarily due to a significant decrease in our specific allowance for nonperforming loans, which reflects a decline in nonperforming loans as shown in the table below. In addition, our formula allowance for loans not specifically reviewed decreased as a result of a decline in loans classified as special mention and substandard loans. Net charge-offs declined due to a decline in nonperforming loans, which is the result of our continued initiatives to reduce such assets through disposition or restructuring.

   In connection with our sales of nonperforming loans to the Resolution and Collection Corporation and other third parties, we may record additional provisions for credit losses or gains depending on the negotiated prices. For the six months ended September 30, 2003, we recorded a credit (reversal of allowance) of (Yen)5.2 billion in connection with loan sales, as the loans' sales price exceeded the loan balance, net of allowances.

   As explained more fully in our Form 20-F, additional provisions in connection with the sale of nonperforming loans to the Resolution and Collection Corporation and to other third parties may arise from factors such as a decline in the credit quality of the loans or the value of the underlying collateral subsequent to the prior reporting date, risk appetite and investment policy of the purchasers. During the six months ended September 30, 2003, we did not incur material additional provisions for credit losses, primarily because the volume of loan sales during the six months ended September 30, 2003 was much smaller than that of the prior period, reflecting the progress of our initiatives to decrease nonperforming loans, and the unexpected adverse changes in borrowers' credit-worthiness was not as severe as the prior period. However, due to inherent uncertainty of factors that may affect negotiated prices which reflects the borrowers' financial condition and the value of underlying collateral in loan sale transactions, the results during this interim period are not necessarily indicative of the results expected in future periods.

   The following table summarizes the allowance for credit losses by component at March 31, 2003 and September 30, 2003:

                                                           March 31,   September 30,
                                                             2003          2003
                                                          ------------ -------------
                                                                (in billions)
Allocated allowance:
   Specific--specifically identified problem loans....... (Yen)  894.4 (Yen)  665.5
   Large groups of smaller-balance homogeneous loans.....         38.0         41.4
   Loans exposed to specific country risk................         13.1          9.0
   Formula--substandard, special mention and other loans.        391.3        334.1
Unallocated allowance....................................         23.3         19.0
                                                          ------------ ------------
       Total allowance................................... (Yen)1,360.1 (Yen)1,069.0
                                                          ============ ============

   See our Form 20-F for a description of each type of allowance and our accounting policy.

   At September 30, 2003, the total allowance for credit losses was
(Yen)1,069.0 billion, or 2.23% of our total loan portfolio and 47.85% of total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. The decrease in allowance for credit losses of (Yen)291.1 billion, or 21.4%, was primarily attributable to a decrease in allocated allowance for specifically identified problem loans of (Yen)228.9 billion. As a result, we recorded a reversal of allowance for credit losses of (Yen)130.7 billion for the six months ended September 30, 2003, compared with provision for credit losses of (Yen)232.6 billion for six months ended September 30, 2002.

   The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2003 and September 30, 2003:

                                                                           March 31,    September 30,
                                                                             2003           2003
                                                                         -------------  -------------
                                                                             (in billions, except
                                                                                 percentages)
Nonaccrual loans:
   Domestic:
       Manufacturing.................................................... (Yen)   111.1  (Yen)    86.7
       Construction.....................................................         149.9          140.3
       Real estate......................................................         266.4          209.6
       Services.........................................................          87.5           73.2
       Wholesale and retail.............................................         224.5          108.7
       Banks and other financial institutions...........................          17.8           16.2
       Communication and information services...........................          14.1           10.6
       Other industries.................................................          53.9           46.3
       Consumer.........................................................         151.0          158.4
                                                                         -------------  -------------
          Total domestic................................................       1,076.2          850.0
   Foreign..............................................................         337.4          199.4
                                                                         -------------  -------------
          Total nonaccrual loans........................................       1,413.6        1,049.4
                                                                         -------------  -------------
Restructured loans:
   Domestic:
       Manufacturing....................................................         215.6          186.3
       Construction.....................................................         118.5           95.9
       Real estate......................................................         264.9          216.7
       Services.........................................................         164.0          133.6
       Wholesale and retail.............................................         292.8          283.0
       Banks and other financial institutions...........................          19.9           14.0
       Communication and information services...........................          11.1           12.8
       Other industries.................................................          39.6           32.5
       Consumer.........................................................          86.4           88.2
                                                                         -------------  -------------
          Total domestic................................................       1,212.8        1,063.0
   Foreign..............................................................         106.2          104.2
                                                                         -------------  -------------
          Total restructured loans......................................       1,319.0        1,167.2
                                                                         -------------  -------------
Accruing loans contractually past due 90 days or more:
   Domestic.............................................................          17.5           14.8
   Foreign..............................................................           2.9            2.9
                                                                         -------------  -------------
          Total accruing loans contractually past due 90 days or
            more........................................................          20.4           17.7
                                                                         -------------  -------------
          Total......................................................... (Yen) 2,753.0  (Yen) 2,234.3
                                                                         =============  =============
          Total loans................................................... (Yen)48,465.6  (Yen)47,969.6
                                                                         =============  =============
Nonaccrual and restructured loans, and accruing loans contractually
  past due 90 days or more as a percentage of total loans...............          5.68%          4.66%
                                                                         =============  =============

   Based on the Japanese government's "Program for Financial Revival" to reduce nonperforming loans and our own initiative to improve the quality of our loan portfolio, we have successfully reduced nonperforming loans through the disposition of nonperforming loans, our continued efforts to revive financially distressed companies which lead to upgradings of credit risk and collection of loans. In particular, our designated team has been providing various advisory support to financially distressed companies to improve their financial conditions and has been assisting them in enhancing their corporate values, which resulted in upgrading of their credit risks. In addition, improving conditions in several facets of the Japanese economy and our continued stringent self-assessment of our portfolio has enabled us to significantly reduce new nonperforming loans.

   The total amount of nonaccrual loans, restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments decreased (Yen)518.7 billion from (Yen)2,753.0 billion at March 31, 2003 to (Yen)2,234.3 billion at September 30, 2003. Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more as a percentage of total loans decreased from 5.68% to 4.66% at March 31, 2003 and September 30, 2003, respectively.

   Total nonaccrual loans were (Yen)1,049.4 billion at September 30, 2003, a decrease of (Yen)364.2, or 25.8%, from (Yen)1,413.6 billion at March 31, 2003. Nonaccrual loans decreased in most of the segments of loans, as presented in the table above. Among them, a decrease of (Yen)115.8 billion in domestic nonaccrual loans to borrowers in the wholesale and retail and a decrease of
(Yen)138.0 billion in foreign nonaccrual loans were prominent. Such decreases reflected sales of loans as described before as well as upgrades of certain large borrowers that showed improvement in credit quality.

   Total restructured loans were (Yen)1,167.2 billion at September 30, 2003, a decrease of (Yen)151.8 billion, or 11.5%, from (Yen)1,319.0 billion at March 31, 2003. Except for a few segments, restructured loans decreased in most segments, as presented in the table above. These decreases are attributable to collection of the restructured loans and improvement in some of our borrowers' credits. Summary of changes from March 31, 2003 to September 30, 2003 by the segment is as follows:

  . Decrease of (Yen)125.6 billion in the wholesale and retail industry segment. Nonaccrual loans decreased by (Yen)115.8 billion and restructured loans decreased by (Yen)9.8 billion. These declines in loan balance are due primarily to loan sales, write-offs and rating upgrades of certain borrowers to special mention or normal statue reflecting improved credit risks.

  . Decrease of (Yen)105.0 billion in the real estate industry segment. Nonaccrual loans decreased by (Yen)56.8 billion and restructured loans decreased by (Yen)48.2 billion. These declines in loan balance are due to loan sales, charge-offs and collection of loans.

  . Decrease of (Yen)140.0 billion in the foreign segment. Nonaccrual loans decreased by (Yen)138.0 billion and restructured loans decreased by
      (Yen)2.0 billion. These declines in loan balances are due to loan sales and upgrades of certain borrowers of loans.

   The following table summarizes the balance of impaired loans and related impairment allowance at March 31, 2003 and September 30, 2003, excluding large groups of smaller-balance homogeneous loans:

                                                      March 31, 2003         September 30, 2003
                                                 ------------------------ ------------------------
                                                     Loan      Impairment     Loan      Impairment
                                                    balance    allowance     balance    allowance
                                                 ------------  ---------- ------------  ----------
                                                         (in billions, except percentages)
Requiring an impairment allowance............... (Yen)2,408.5  (Yen)894.4 (Yen)1,837.3  (Yen)663.4
Not requiring an impairment allowance...........        211.2          --        236.9          --
                                                 ------------  ---------- ------------  ----------
   Total........................................ (Yen)2,619.7  (Yen)894.4 (Yen)2,074.2  (Yen)663.4
                                                 ============  ========== ============  ==========
Percentage of the allocated impairment allowance
  to total impaired loans.......................         34.1%                    32.0%
                                                 ============             ============

   In addition to impaired loans presented in the above table, we had loans held for sale that were impaired of (Yen)3.8 billion and (Yen)7.2 billion at March 31, 2003 and September 30, 2003, respectively.

   Impaired loans decreased (Yen)545.5 billion, or 20.8%, from (Yen)2,619.7 billion at March 31, 2003 to (Yen)2,074.2 billion at September 30, 2003. The percentage of the allocated allowance to total impaired loans at September 30, 2003 was 32.0%, a decrease of 2.1%, from 34.1% at March 31, 2003.

   The following is a summary of cross-border outstandings to counterparties in major Asian and Latin American countries at March 31, 2003 and September 30, 2003:

                                         March 31,  September 30,
                                           2003         2003
                                         ---------- -------------
                                              (in billions)
              Hong Kong................. (Yen)224.7  (Yen)305.6
              South Korea...............      289.2       274.3
              Singapore.................      278.0       232.2
              Thailand..................      167.4       163.7
              People's Republic of China      145.0       160.8
              Malaysia..................      116.2       120.4
              Philippines...............       61.3        47.4
              Indonesia.................       33.9        26.4
              Brazil....................      120.0       107.9
              Mexico....................       76.3        69.8
              Argentina.................       34.1        22.1

   Outstandings in Hong Kong and Malaysia increased while they decreased in Argentine and Indonesia, which countries had higher country risk.

   In conjunction with the relative decline in uncertainties, including the end to the war in Iraq, and low interest rate policy in the US, foreign currency reserves of emerging countries generally have shown an increase resulting in the improvement of their country risks. However, we are carefully evaluating country risks on a country by country basis as there are still some countries whose country risks are unstable.

Investment Portfolio

   Consistent with prior years, our investment securities are primarily comprised of marketable equity securities held for strategic purpose, and high quality fixed-rate bonds, including Japanese and foreign government bonds.

   Investment securities decreased (Yen)1.62 trillion, or 6.6%, from (Yen)24.70 trillion at March 31, 2003 to (Yen)23.08 trillion at September 30, 2003, due primarily to a decrease in available-for-sale securities of (Yen)1.75 trillion.

   The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2003 and September 30, 2003.

                                                    March 31, 2003                            September 30, 2003
                                       ---------------------------------------- ----------------------------------------
                                                                                                                   Net
                                                                       Net                                      unrealized
                                         Amortized    Estimated     unrealized    Amortized    Estimated          gains
                                           cost       fair value      gains         cost       fair value        (losses)
                                       ------------- ------------- ------------ ------------- ------------- ------------
                                                                            (in billions)
Securities available for sale:
   Debt securities, principally
     Japanese government
     bonds and corporate
     bonds............................ (Yen)20,418.8 (Yen)20,773.0 (Yen)  354.2 (Yen)18,789.6 (Yen)18,684.0        (Yen)(105.6)
   Marketable equity
     securities.......................       2,865.3       3,591.1        725.8       2,625.6       3,929.3      1,303.7
                                       ------------- ------------- ------------ ------------- ------------- ------------
       Total securities available
         for sale..................... (Yen)23,284.1 (Yen)24,364.1 (Yen)1,080.0 (Yen)21,415.2 (Yen)22,613.3 (Yen)1,198.1
                                       ============= ============= ============ ============= ============= ============
Debt securities being held to
  maturity, principally Japanese
  prefectural and official
  institutions bonds.................. (Yen)   191.1 (Yen)   203.5 (Yen)   12.4 (Yen)   275.6 (Yen)   282.7 (Yen)    7.1
                                       ============= ============= ============ ============= ============= ============

   Investment securities other than available for sale or held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were carried at cost of (Yen)145.4 billion and (Yen)186.1 billion, at March 31, 2003 and September 30, 2003, respectively. The corresponding estimated fair values at those dates were not readily determinable.

   Available-for-sale securities decreased (Yen)1.75 trillion from (Yen)24.36 trillion at March 31, 2003 to (Yen)22.61 trillion at September 30, 2003. The decrease of (Yen)2.09 trillion in debt securities available for sale primarily reflected the decrease in our holdings of Japanese government bonds and declines in fair value of Japanese government bonds due to an increase in long-term interest rates. Long-term interest rates in Japan jumped up to around 1.7% from record low rate of 0.4% in June 2003, which pushed down the market value of fixed-rate bonds such as Japanese national government bonds. Although we recognized necessary impairment losses on these bonds in accordance with our accounting policy that requires evaluation of the credit standing of the issuer, the length of price decline, and the depth of price decline, net unrealized gains on these debt securities available-for-sale turned into net unrealized losses. The decrease in debt securities available for sale was partially offset by an increase of (Yen)0.34 trillion in marketable equity securities, which was primarily attributable to the upturn in the Japanese stock markets even though we actively sold our marketable equity securities during the six months ended September 30, 2003.

Cash and Due from Banks

   Cash and due from banks increased (Yen)1.86 trillion, or 43.3%, from
(Yen)4.29 trillion at March 31, 2003 to (Yen)6.15 trillion at September 30, 2003. Net cash used in operating activities was (Yen)0.45 trillion and net cash used in investment activities was (Yen)2.58 trillion, while net cash provided by financing activities was (Yen)4.83 trillion. Net cash provided by financing activities primarily resulted from a net increase in deposits of (Yen)3.06 trillion and a net increase in other short term borrowings of (Yen)1.32 trillion.

Receivables under Securities Borrowing Transactions

   Receivables under securities borrowing transactions increased (Yen)2.92 trillion, or 158.0%, from (Yen)1.85 trillion at March 31, 2003 to (Yen)4.77 trillion at September 30, 2003. This increase was primarily due to our increased activity in the securities borrowing market.

Trading Account Assets

   Trading account assets increased (Yen)1.35 trillion, or 16.1%, from
(Yen)8.36 trillion at March 31, 2003 to (Yen)9.71 trillion at September 30, 2003. This increase was primarily due to an increase of trading securities, which was mainly comprised of an increase of bonds held for trading purposes.

Deferred Tax Assets

   Deferred tax assets decreased (Yen)0.31 trillion, or 18.9%, from (Yen)1.64 trillion at March 31, 2003 to (Yen)1.33 trillion at September 30, 2003. This decrease was due primarily to a decrease in existing deductible temporary differences. The decrease in existing deductible temporary differences reflected a decrease in allowance for credit losses and an increase in unrealized gains on investment securities available for sale. A decrease in net operating losses carryforwards, which is attributable to the existence of taxable income in domestic banking subsidiaries for the six months ended September 30, 2003, also contributed to the decrease in deferred tax assets.

   The calculation of deferred tax assets is based on various assumptions, including assumptions with respect to our future taxable income. Actual results may differ significantly from these assumptions. If we conclude that we will not be able to realize a portion of our deferred tax assets in the future based on future taxable income projection at that time, we may reduce our deferred tax assets. Similar adjustments to our deferred tax assets calculated under Japanese GAAP will in turn reduce our regulatory capital ratios.

Total Liabilities

   Total liabilities at September 30, 2003 was (Yen)98.63 trillion, an increase of (Yen)4.65 trillion, or 4.9%, from (Yen)93.98 trillion at March 31, 2003. This increase was primarily due to an increase of (Yen)2.56 trillion in deposits and an increase of (Yen)1.55 trillion in short-term borrowings.

Deposits

   Deposits are our primary source of funds. At September 30, 2003, total deposits were (Yen)69.86 trillion, an increase of (Yen)2.56 trillion, or 3.8%, from (Yen)67.30 trillion at March 31, 2003. This increase reflected an increase in domestic non-interest bearing deposits from foreign banks in Japan due to their increased liquidity in Japan, and an increase in domestic interest bearing foreign currency deposits.

Short-Term Borrowings

   Short-term borrowings increased (Yen)1.55 trillion, or 11.5%, from
(Yen)13.58 trillion at March 31, 2003 to (Yen)15.13 at September 30, 2003. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. Other short-term borrowings increased by (Yen)1.33 trillion primarily due to an increase of funding from The Bank of Japan in connection with its daily money market operations.

Long-Term Debt

   Long-term debt increased (Yen)0.25 trillion, or 4.8%, from (Yen)5.16 trillion at March 31, 2003 to (Yen)5.41 trillion at September 30, 2003, due primarily to several bond issuances during the six months ended September 30, 2003.

Funding and Liquidity

   Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate and individual depositors. At September 30, 2003, our total deposits were (Yen)69.86 trillion, an increase of (Yen)2.56 trillion, from (Yen)67.30 trillion at March 31, 2003. These deposit products provide us with a sizable source of stable and low-cost funds. We continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact on our net interest margin by the rollovers. Our average deposits, combined with average shareholders' equity, funded 70.6% of our average total assets of (Yen)100.52 trillion during the six months ended September 30, 2003. Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years' maturity. Liquidity may also be provided by sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of the loans outstanding.

Shareholders' Equity

   The following table presents a summary of our shareholders' equity at March 31, 2003 and September 30, 2003.

                                                           March 31, 2003 September 30, 2003
                                                           -------------- ------------------
                                                           (in billions, except percentages)
Preferred stock........................................... (Yen)   222.1    (Yen)   178.3
Common stock..............................................         984.7          1,028.5
Capital surplus...........................................       1,058.6          1,057.9
Retained earnings.........................................         405.5            905.4
Accumulated other changes in equity from nonowner sources,
  net of taxes............................................        (114.8)            55.5
Less treasury stock, at cost..............................          (3.2)            (2.1)
                                                           -------------    -------------
   Total shareholders' equity.............................  (Yen)2,552.9     (Yen)3,223.5
                                                           -------------    -------------
Ratio of total shareholders' equity to total assets.......          2.64%            3.16%
                                                           =============    =============

   Total shareholders' equity increased (Yen)670.6 billion, or 26.3%, from
(Yen)2,552.9 billion at March 31, 2003 to (Yen)3,223.5 billion at September 30, 2003. This increase was primarily due to an increase of (Yen)499.9 billion in retained earnings resulting from the net income for the six months ended September 30, 2003.

   Our preferred stock decreased (Yen)43.8 billion from (Yen)222.1 billion at March 31, 2003 to (Yen)178.3 billion at September 30, 2003 due to the conversion by some of the holders of class 2 preferred shares into common stock. Consequently, our common stock increased (Yen)43.8 billion from
(Yen)984.7 billion at March 31, 2003 to (Yen)1,028.5 billion at September 30, 2003.

   Due to our holding a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders' equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2003 and September 30, 2003.

                                                 March 31, 2003 September 30, 2003
                                                 -------------- ------------------
                                                 (in billions, except percentages)
Accumulated net unrealized gains................   (Yen)725.8      (Yen)1,303.7
Accumulated net unrealized gains to total assets         0.75%             1.28%

   The increase in accumulated net unrealized gains on marketable equity securities at September 30, 2003 was mainly due to the upturn in the Japanese stock markets.

   On November 25, 2003, the Board of Directors approved payment of cash dividends to the shareholders of record on September 30, 2003 of (Yen)41,250 per share of Class 1 preferred stock, totaling (Yen)3.4 billion, and (Yen)8,100 per share of Class 2 preferred stock, totaling (Yen)0.5 billion.

Capital Adequacy

  Mitsubishi Tokyo Financial Group Ratios

   The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2003 and September 30, 2003. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by Financial Services Agency of Japan.

                                                                 Minimum
                                  March 31,    September 30,  capital ratios
                                    2003           2003          required
                                -------------  -------------  --------------
                                     (in billions, except percentages)
   Capital components:
      Tier I capital........... (Yen) 3,128.7  (Yen) 3,683.7
      Tier II capital..........       2,847.6        3,127.2
      Total risk-based capital.       5,968.4        6,789.8
   Risk-weighted assets........      55,049.6       54,543.4
   Capital ratios:
      Tier I capital...........          5.68%          6.75%      4.00%
      Total risk-based capital.         10.84          12.44       8.00

  Capital Ratios of Our Subsidiary Banks in Japan

   The table below presents the risk-based capital ratios of BTM and MTBC, our banking subsidiaries in Japan, at March 31, 2003 and September 30, 2003. Underlying figures for each of the consolidated and stand-alone capital components are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, respectively, as required by the Financial Services Agency of Japan.

                                                              Minimum
                                   March 31, September 30, capital ratios
                                     2003        2003         required
                                   --------- ------------- --------------
      Consolidated capital ratios:
       BTM:
         Tier I capital...........    5.34%       6.45%         4.00%
         Total risk-based capital.   10.43       11.89          8.00
       MTBC:
         Tier I capital...........    6.66        7.44          4.00
         Total risk-based capital.   12.00       14.13          8.00
      Stand-alone capital ratios:
       BTM:
         Tier I capital...........    5.12        6.39          4.00
         Total risk-based capital.   10.24       12.23          8.00
       MTBC:
         Tier I capital...........    6.16        7.55          4.00
         Total risk-based capital.   11.23       14.34          8.00

  Capital Ratios of Subsidiary Banks in the United States

   The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, both are subsidiaries of BTM, at December 31, 2002 and June 30, 2003.

                                                                Minimum
                                       December 31, June 30, capital ratios
                                           2002       2003      required
                                       ------------ -------- --------------
     UnionBanCal Corporation:
      Tier I capital
        (to risk-weighted assets).....    11.18%     11.44%       4.00%
      Tier I capital
        (to quarterly average assets).     9.75       9.63        4.00
      Total capital
        (to risk-weighted assets).....    12.93      13.06        8.00

                                                           Minimum        Ratios OCC*
                                  December 31, June 30, capital ratios   requires to be
                                      2002       2003      required    "well capitalized"
                                  ------------ -------- -------------- ------------------
Union Bank of California:
 Tier I capital
   (to risk-weighted assets).....    10.37%     10.74%       4.00%            6.00%
 Tier I capital
   (to quarterly average assets).     9.01       8.99        4.00             5.00
 Total capital
   (to risk-weighted assets).....    11.87      12.18        8.00            10.00

--------
* OCC represents the Office of the Comptroller of the Currency of the United States.

Off-Balance Sheet Arrangements

   In the normal course of business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully draw upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these contracts expire without being drawn down, the total contractual or notional amounts of these contracts do not necessarily represent our future cash requirements. See Note 9 to our Condensed Consolidated Financial Statements for the contractual or notional amounts of such contracts.

   Some of our off-balance-sheet arrangements are related to the activities of variable interest entities. Refer to our Form 20-F for further discussion of these variable interest entities. As described in "--Recently Issued Accounting Pronouncements," results of our current analysis indicate that our relationship with variable interest entities has not materially changed from the facts disclosed in our Form 20-F.

Market Risk

Trading Activities

   The value at risk, or VaR, for our total trading activities for the six months ended September 30, 2003 is presented in the table below. Quantitative market risks at September 30, 2003 were higher compared to those at March 31, 2003. Market risks related to interest rate and equities increased, while risk related to foreign exchange rates decreased. On a quarterly basis, the daily average VaR was (Yen)2.19 billion for the three months ended June 30, 2003 and
(Yen)2.47 billion for the three months ended September 30, 2003. We conducted back-testing for the 250 past business days prior to September 30, 2003 and the absolute value of losses never exceeded VaR.

                                         VaR for Trading Activities
                                       (April 2003-September 2003)(1)
                          --------------------------------------------------------
                                                                         March 31,
                             Daily                        September 30,    2003
Risk category:              average     High       Low        2003      (reference)
--------------            ----------  --------- --------- ------------- -----------
                                                (in billions)
Interest rate............ (Yen) 1.57  (Yen)2.25 (Yen)1.01  (Yen) 1.38   (Yen) 1.01
   Of which, yen.........       0.69       1.29      0.28        0.91         0.39
   Of which, U.S. dollar.       0.59       1.18      0.22        0.22         0.40
Foreign exchange.........       0.59       0.86      0.31        0.44         1.04
Equities.................       0.42       0.85      0.22        0.57         0.31
Commodities..............       0.08       0.15      0.02        0.09         0.08
(Diversification effect).      (0.35)        --        --       (0.33)       (0.38)
                          ----------  --------- ---------  ----------   ----------
   Total................. (Yen) 2.33  (Yen)3.40 (Yen)1.59  (Yen) 2.15   (Yen) 2.06
                          ==========  ========= =========  ==========   ==========

--------
(1)Based on a one-day holding period, with a confidence interval of 99% based on three years of historical data. The highest and lowest VaRs were taken from different days. Simple summation of VaRs by risk category is not equal to total VaR due to the effect of diversification.

Non-Trading Activities

   The VaR for our non-trading activities at September 30, 2003, excluding market risks related to strategic equity investments and measured using the same standard as used for trading activities, was (Yen)24.56 billion, an
(Yen)1.21 billion increase from March 31, 2003.

   Interest rate risks accounted for approximately 93% of our non-trading activity market risks, whose VaR was (Yen)22.96 billion at September 30, 2003. The daily average interest rate VaR was (Yen)26.96 billion, with the highest recorded VaR being (Yen)35.40 billion, and the lowest being (Yen)22.10 billion. On a quarterly basis, the daily average VaR was (Yen)24.81 billion for the three months ended June 30, 2003, and (Yen)29.07 billion for the three months ended September 30, 2003. We analyze interest rate risks by major currencies compared to March 31, 2003. The Japanese yen interest rate risk ratio as of September 30, 2003 increased from 28% to 48%, while US dollar-related interest rate risk ratio decreased from 50% to 39% and euro-related interest rate risk ratio decreased from 20% to 12%, each as compared to March 31, 2003.

                            CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

                     Condensed Consolidated Balance Sheets

                                                                                                                  September 30,
                                                                                                                      2002
                                                                                                                   (Unaudited)
                                                                                                                 ---------------

Assets:
Cash and due from banks......................................................................................... (Yen) 2,248,902
Interest-earning deposits in other banks........................................................................       4,148,565
Call loans, funds sold, and receivables under resale agreements.................................................       2,359,578
Receivables under securities borrowing transactions.............................................................       1,990,738
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of
 (Yen)1,090,382 million at September 30, 2002, (Yen)1,807,819 million at March 31, 2003 and (Yen)2,243,357
 million at September 30, 2003).................................................................................       7,327,701
Investment securities:
  Securities available for sale--carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of (Yen)2,909,808 million at September 30, 2002, (Yen)3,049,692 at
   March 31, 2003 and (Yen)1,896,949 million at September 30, 2003).............................................      23,394,650
  Securities being held to maturity--carried at amortized cost..................................................         242,168
  Other investment securities...................................................................................         138,289
                                                                                                                 ---------------
    Total investment securities.................................................................................      23,775,107
                                                                                                                 ---------------
Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of (Yen)739,146 million at September 30, 2002, (Yen)864,978 million at March
 31, 2003 and (Yen)658,616 million at September 30, 2003).......................................................      48,091,245
Allowance for credit losses.....................................................................................      (1,571,232)
                                                                                                                 ---------------
    Net loans...................................................................................................      46,520,013
                                                                                                                 ---------------
Premises and equipment--net.....................................................................................         635,139
Accrued interest................................................................................................         181,262
Customers' acceptance liability.................................................................................          30,775
Intangible assets...............................................................................................         200,341
Goodwill........................................................................................................          41,070
Deferred tax assets.............................................................................................       1,254,430
Other assets....................................................................................................       1,602,408
                                                                                                                 ---------------
      Total..................................................................................................... (Yen)92,316,029
                                                                                                                 ===============
Liabilities and Shareholders' Equity:
Deposits:
  Domestic offices:
    Non-interest-bearing........................................................................................ (Yen) 3,544,419
    Interest-bearing............................................................................................      49,743,486
  Overseas offices, principally interest-bearing................................................................      10,556,215
                                                                                                                 ---------------
    Total deposits..............................................................................................      63,844,120
                                                                                                                 ---------------
Debentures......................................................................................................       1,198,007
Call money, funds purchased, and payables under repurchase agreements...........................................       6,504,990
Payables under securities lending transactions..................................................................       2,222,914
Due to trust account and other short-term borrowings............................................................       4,491,849
Trading account liabilities.....................................................................................       2,656,621
Obligations to return securities received as collateral.........................................................         742,487
Bank acceptances outstanding....................................................................................          30,775
Accrued interest................................................................................................         152,248
Long-term debt..................................................................................................       5,323,484
Other liabilities...............................................................................................       2,802,395
                                                                                                                 ---------------
    Total liabilities...........................................................................................      89,969,890
                                                                                                                 ---------------
Commitments and contingent liabilities
Shareholders' equity:
  Capital stock:
    Preferred stock:
      Class 1--authorized, 81,400 shares; issued and outstanding, 81,400 shares at September 30, 2002,
       March 31, 2003 and September 30, 2003 with no stated value (aggregate liquidation preference
       of (Yen)244,200 million).................................................................................         122,100
      Class 2--convertible: authorized, 100,000 shares; issued, 100,000 shares at September 30, 2002,
       March 31, 2003 and September 30, 2003; outstanding, 100,000 shares at September 30, 2002 and March 31, 2003, and 56,200 shares at September 30, 2003 with no stated value (aggregate liquidation preference of (Yen)200,000 million at September 30, 2002 and March 31, 2003, and
       112,400 million at September 30, 2003)...................................................................         100,000
      Class 3--authorized, 120,000 shares; no shares issued or outstanding......................................              --
      Class 4--convertible: authorized, 120,000 shares; no shares issued or outstanding.........................              --
    Common stock--authorized, 22,000,000 shares; issued, 5,742,468 shares at September 30, 2002,
     6,232,162 shares at March 31, 2003 and 6,357,861 shares at September 30, 2003 with no stated
     value......................................................................................................         873,156
  Capital surplus...............................................................................................         908,461
  Retained earnings:
    Appropriated for legal reserve..............................................................................         237,474
    Unappropriated..............................................................................................          72,637
  Accumulated other changes in equity from nonowner sources, net of taxes.......................................         115,067
                                                                                                                 ---------------
    Total.......................................................................................................       2,428,895
    Less treasury stock, at cost--158,034 common shares at September 30, 2002, 3,226 common shares at
     March 31, 2003 and 2,367 common shares at September 30, 2003...............................................          82,756
                                                                                                                 ---------------
    Shareholders' equity--net...................................................................................       2,346,139
                                                                                                                 ---------------
      Total..................................................................................................... (Yen)92,316,029
                                                                                                                 ===============

                                                                                                                    March 31,
                                                                                                                      2003
                                                                                                                 ---------------
                                                                                                                    (in millions)
Assets:
Cash and due from banks......................................................................................... (Yen) 4,288,581
Interest-earning deposits in other banks........................................................................       4,009,986
Call loans, funds sold, and receivables under resale agreements.................................................       1,765,046
Receivables under securities borrowing transactions.............................................................       1,848,124
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of
 (Yen)1,090,382 million at September 30, 2002, (Yen)1,807,819 million at March 31, 2003 and (Yen)2,243,357
 million at September 30, 2003).................................................................................       8,363,383
Investment securities:
  Securities available for sale--carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of (Yen)2,909,808 million at September 30, 2002, (Yen)3,049,692 at
   March 31, 2003 and (Yen)1,896,949 million at September 30, 2003).............................................      24,364,066
  Securities being held to maturity--carried at amortized cost..................................................         191,132
  Other investment securities...................................................................................         145,431
                                                                                                                 ---------------
    Total investment securities.................................................................................      24,700,629
                                                                                                                 ---------------
Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of (Yen)739,146 million at September 30, 2002, (Yen)864,978 million at March
 31, 2003 and (Yen)658,616 million at September 30, 2003).......................................................      48,465,569
Allowance for credit losses.....................................................................................      (1,360,136)
                                                                                                                 ---------------
    Net loans...................................................................................................      47,105,433
                                                                                                                 ---------------
Premises and equipment--net.....................................................................................         643,794
Accrued interest................................................................................................         173,351
Customers' acceptance liability.................................................................................          28,261
Intangible assets...............................................................................................         186,898
Goodwill........................................................................................................          48,143
Deferred tax assets.............................................................................................       1,640,046
Other assets....................................................................................................       1,730,038
                                                                                                                 ---------------
      Total..................................................................................................... (Yen)96,531,713
                                                                                                                 ===============
Liabilities and Shareholders' Equity:
Deposits:
  Domestic offices:
    Non-interest-bearing........................................................................................ (Yen) 3,987,854
    Interest-bearing............................................................................................      52,257,085
  Overseas offices, principally interest-bearing................................................................      11,058,739
                                                                                                                 ---------------
    Total deposits..............................................................................................      67,303,678
                                                                                                                 ---------------
Debentures......................................................................................................         636,060
Call money, funds purchased, and payables under repurchase agreements...........................................       7,113,927
Payables under securities lending transactions..................................................................       2,205,943
Due to trust account and other short-term borrowings............................................................       4,255,646
Trading account liabilities.....................................................................................       3,603,153
Obligations to return securities received as collateral.........................................................         950,138
Bank acceptances outstanding....................................................................................          28,261
Accrued interest................................................................................................         132,655
Long-term debt..................................................................................................       5,159,132
Other liabilities...............................................................................................       2,590,183
                                                                                                                 ---------------
    Total liabilities...........................................................................................      93,978,776
                                                                                                                 ---------------
Commitments and contingent liabilities
Shareholders' equity:
  Capital stock:
    Preferred stock:
      Class 1--authorized, 81,400 shares; issued and outstanding, 81,400 shares at September 30, 2002,
       March 31, 2003 and September 30, 2003 with no stated value (aggregate liquidation preference
       of (Yen)244,200 million).................................................................................         122,100
      Class 2--convertible: authorized, 100,000 shares; issued, 100,000 shares at September 30, 2002,
       March 31, 2003 and September 30, 2003; outstanding, 100,000 shares at September 30, 2002 and March 31, 2003, and 56,200 shares at September 30, 2003 with no stated value (aggregate liquidation preference of (Yen)200,000 million at September 30, 2002 and March 31, 2003, and
       112,400 million at September 30, 2003)...................................................................         100,000
      Class 3--authorized, 120,000 shares; no shares issued or outstanding......................................              --
      Class 4--convertible: authorized, 120,000 shares; no shares issued or outstanding.........................              --
    Common stock--authorized, 22,000,000 shares; issued, 5,742,468 shares at September 30, 2002,
     6,232,162 shares at March 31, 2003 and 6,357,861 shares at September 30, 2003 with no stated
     value......................................................................................................         984,708
  Capital surplus...............................................................................................       1,058,611
  Retained earnings:
    Appropriated for legal reserve..............................................................................         237,474
    Unappropriated..............................................................................................         168,036
  Accumulated other changes in equity from nonowner sources, net of taxes.......................................        (114,790)
                                                                                                                 ---------------
    Total.......................................................................................................       2,556,139
    Less treasury stock, at cost--158,034 common shares at September 30, 2002, 3,226 common shares at
     March 31, 2003 and 2,367 common shares at September 30, 2003...............................................           3,202
                                                                                                                 ---------------
    Shareholders' equity--net...................................................................................       2,552,937
                                                                                                                 ---------------
      Total..................................................................................................... (Yen)96,531,713
                                                                                                                 ===============

                                                                                                                   September 30,
                                                                                                                       2003
                                                                                                                    (Unaudited)
                                                                                                                 ----------------

Assets:
Cash and due from banks......................................................................................... (Yen)  6,146,842
Interest-earning deposits in other banks........................................................................        3,632,526
Call loans, funds sold, and receivables under resale agreements.................................................        2,548,561
Receivables under securities borrowing transactions.............................................................        4,767,886
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of
 (Yen)1,090,382 million at September 30, 2002, (Yen)1,807,819 million at March 31, 2003 and (Yen)2,243,357
 million at September 30, 2003).................................................................................        9,711,675
Investment securities:
  Securities available for sale--carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of (Yen)2,909,808 million at September 30, 2002, (Yen)3,049,692 at
   March 31, 2003 and (Yen)1,896,949 million at September 30, 2003).............................................       22,613,343
  Securities being held to maturity--carried at amortized cost..................................................          275,587
  Other investment securities...................................................................................          186,149
                                                                                                                 ----------------
    Total investment securities.................................................................................       23,075,079
                                                                                                                 ----------------
Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of (Yen)739,146 million at September 30, 2002, (Yen)864,978 million at March
 31, 2003 and (Yen)658,616 million at September 30, 2003).......................................................       47,969,643
Allowance for credit losses.....................................................................................       (1,069,044)
                                                                                                                 ----------------
    Net loans...................................................................................................       46,900,599
                                                                                                                 ----------------
Premises and equipment--net.....................................................................................          612,963
Accrued interest................................................................................................          155,991
Customers' acceptance liability.................................................................................           20,555
Intangible assets...............................................................................................          231,448
Goodwill........................................................................................................           51,488
Deferred tax assets.............................................................................................        1,329,689
Other assets....................................................................................................        2,663,477
                                                                                                                 ----------------
      Total..................................................................................................... (Yen)101,848,779
                                                                                                                 ================
Liabilities and Shareholders' Equity:
Deposits:
  Domestic offices:
    Non-interest-bearing........................................................................................ (Yen)  4,923,055
    Interest-bearing............................................................................................       53,311,678
  Overseas offices, principally interest-bearing................................................................       11,621,863
                                                                                                                 ----------------
    Total deposits..............................................................................................       69,856,596
                                                                                                                 ----------------
Debentures......................................................................................................          517,499
Call money, funds purchased, and payables under repurchase agreements...........................................        7,528,704
Payables under securities lending transactions..................................................................        2,080,340
Due to trust account and other short-term borrowings............................................................        5,520,915
Trading account liabilities.....................................................................................        3,466,253
Obligations to return securities received as collateral.........................................................        1,746,315
Bank acceptances outstanding....................................................................................           20,555
Accrued interest................................................................................................          112,296
Long-term debt..................................................................................................        5,407,370
Other liabilities...............................................................................................        2,368,458
                                                                                                                 ----------------
    Total liabilities...........................................................................................       98,625,301
                                                                                                                 ----------------
Commitments and contingent liabilities
Shareholders' equity:
  Capital stock:
    Preferred stock:
      Class 1--authorized, 81,400 shares; issued and outstanding, 81,400 shares at September 30, 2002,
       March 31, 2003 and September 30, 2003 with no stated value (aggregate liquidation preference
       of (Yen)244,200 million).................................................................................          122,100
      Class 2--convertible: authorized, 100,000 shares; issued, 100,000 shares at September 30, 2002,
       March 31, 2003 and September 30, 2003; outstanding, 100,000 shares at September 30, 2002 and March 31, 2003, and 56,200 shares at September 30, 2003 with no stated value (aggregate liquidation preference of (Yen)200,000 million at September 30, 2002 and March 31, 2003, and
       112,400 million at September 30, 2003)...................................................................           56,200
      Class 3--authorized, 120,000 shares; no shares issued or outstanding......................................               --
      Class 4--convertible: authorized, 120,000 shares; no shares issued or outstanding.........................               --
    Common stock--authorized, 22,000,000 shares; issued, 5,742,468 shares at September 30, 2002,
     6,232,162 shares at March 31, 2003 and 6,357,861 shares at September 30, 2003 with no stated
     value......................................................................................................        1,028,508
  Capital surplus...............................................................................................        1,057,916
  Retained earnings:
    Appropriated for legal reserve..............................................................................          239,454
    Unappropriated..............................................................................................          665,828
  Accumulated other changes in equity from nonowner sources, net of taxes.......................................           55,545
                                                                                                                 ----------------
    Total.......................................................................................................        3,225,551
    Less treasury stock, at cost--158,034 common shares at September 30, 2002, 3,226 common shares at
     March 31, 2003 and 2,367 common shares at September 30, 2003...............................................            2,073
                                                                                                                 ----------------
    Shareholders' equity--net...................................................................................        3,223,478
                                                                                                                 ----------------
      Total..................................................................................................... (Yen)101,848,779
                                                                                                                 ================

  See the accompanying notes to Condensed Consolidated Financial Statements.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

            Condensed Consolidated Statements of Income (Unaudited)

                                                                                                Six months ended
                                                                                                  September 30,
                                                                                         ------------------------------
                                                                                              2002            2003
                                                                                         --------------  --------------
                                                                                              (in millions, except
                                                                                                 per share data)
Interest income:
Loans, including fees................................................................... (Yen)  544,972  (Yen)  473,211
Deposits in other banks.................................................................         41,077          25,533
Investment securities...................................................................        196,536         205,589
Trading account assets..................................................................          4,706          15,296
Call loans, funds sold, and receivables under resale agreements and securities borrowing
 transactions...........................................................................         31,173          25,609
                                                                                         --------------  --------------
   Total................................................................................        818,464         745,238
                                                                                         --------------  --------------
Interest expense:
Deposits................................................................................        130,277          91,012
Debentures..............................................................................          5,657           2,313
Call money, funds purchased, and payables under repurchase agreements and securities
 lending transactions...................................................................         53,949          51,826
Due to trust account, other short-term borrowings, and trading account liabilities......         18,928          22,687
Long-term debt..........................................................................         76,937          58,703
                                                                                         --------------  --------------
   Total................................................................................        285,748         226,541
                                                                                         --------------  --------------

Net interest income.....................................................................        532,716         518,697
Provision (credit) for credit losses....................................................        232,632        (130,675)
                                                                                         --------------  --------------
Net interest income after provision (credit) for credit losses..........................        300,084         649,372
                                                                                         --------------  --------------

Non-interest income:
Fees and commissions....................................................................        251,841         267,627
Foreign exchange gains--net.............................................................        113,511         259,704
Trading account profits--net............................................................        145,548          17,983
Investment securities gains--net........................................................         28,870         148,916
Other non-interest income...............................................................         31,682          19,737
                                                                                         --------------  --------------
   Total................................................................................        571,452         713,967
                                                                                         --------------  --------------
Non-interest expense:
Salaries and employee benefits..........................................................        241,732         252,813
Occupancy expenses--net.................................................................         60,418          59,639
Other non-interest expenses.............................................................        301,511         270,237
                                                                                         --------------  --------------
   Total................................................................................        603,661         582,689
                                                                                         --------------  --------------

Income before income taxes and cumulative effect of a change in accounting
 principle..............................................................................        267,875         780,650
Income taxes............................................................................        163,622         251,794
                                                                                         --------------  --------------
Income before cumulative effect of a change in accounting principle.....................        104,253         528,856
Cumulative effect of a change in accounting principle, net of tax.......................           (532)             --
                                                                                         --------------  --------------
Net income.............................................................................. (Yen)  103,721  (Yen)  528,856
                                                                                         ==============  ==============
Income allocable to preferred shareholders.............................................. (Yen)    8,336  (Yen)    4,168
                                                                                         --------------  --------------
Net income available to common shareholders............................................. (Yen)   95,385  (Yen)  524,688
                                                                                         ==============  ==============

Amounts per share (in yen):
Basic earnings per common share--income available to common shareholders before cumulative effect of a change in accounting principle.................................. (Yen)17,191.86  (Yen)83,825.00
Basic earnings per common share--net income available to common shareholders............      17,096.50       83,825.00
Diluted earnings per common share--income available to common shareholders before
 cumulative effect of a change in accounting principle..................................      15,147.97       80,512.47
Diluted earnings per common share--net income available to common shareholders..........      15,057.33       80,512.47

  See the accompanying notes to Condensed Consolidated Financial Statements.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

            Condensed Consolidated Statements of Changes in Equity
                       from Nonowner Sources (Unaudited)

                                                                           Gains (Losses), Net of
                                                                                Income Taxes
                                                                        ---------------------------
                                                                              Six months ended
                                                                               September 30,
                                                                        ---------------------------
                                                                             2002          2003
                                                                        -------------  ------------
                                                                               (in millions)
Net income............................................................. (Yen) 103,721  (Yen)528,856
                                                                        -------------  ------------
Other changes in equity from nonowner sources:
   Net unrealized holding gains (losses) on investment securities
     available for sale................................................      (287,675)      176,693
   Reclassification adjustment for gains included in net income........       (40,296)      (92,271)
                                                                        -------------  ------------
       Total...........................................................      (327,971)       84,422
                                                                        -------------  ------------
   Net unrealized gains on derivatives qualifying for cash flow hedges.         2,649         3,068
   Reclassification adjustment for gains included in net income........        (2,965)       (3,410)
                                                                        -------------  ------------
       Total...........................................................          (316)         (342)
                                                                        -------------  ------------
   Minimum pension liability adjustments...............................       (18,500)       74,492
                                                                        -------------  ------------
   Foreign currency translation adjustments............................       (61,457)       11,516
   Reclassification adjustment for losses included in net income.......            61           247
                                                                        -------------  ------------
       Total...........................................................       (61,396)       11,763
                                                                        -------------  ------------
Total changes in equity from nonowner sources.......................... (Yen)(304,462) (Yen)699,191
                                                                        =============  ============

  See the accompanying notes to Condensed Consolidated Financial Statements.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

     Condensed Consolidated Statements of Shareholders' Equity (Unaudited)

                                                                                       Six months ended
                                                                                         September 30,
                                                                                ------------------------------
                                                                                     2002            2003
                                                                                --------------  --------------
                                                                                         (in millions)
Preferred stock (Class 1):
Balance at beginning of period................................................. (Yen)  122,100  (Yen)  122,100
                                                                                --------------  --------------
Balance at end of period....................................................... (Yen)  122,100  (Yen)  122,100
                                                                                ==============  ==============

Preferred stock (Class 2):
Balance at beginning of period................................................. (Yen)  100,000  (Yen)  100,000
Conversion of Class 2 preferred stock to common stock..........................             --         (43,800)
                                                                                --------------  --------------
Balance at end of period....................................................... (Yen)  100,000  (Yen)   56,200
                                                                                ==============  ==============

Common stock:
Balance at beginning of period................................................. (Yen)  873,156  (Yen)  984,708
Issuance of new shares of common stock by conversion of Class 2 preferred stock             --          43,800
                                                                                --------------  --------------
Balance at end of period....................................................... (Yen)  873,156  (Yen)1,028,508
                                                                                ==============  ==============

Capital surplus:
Balance at beginning of period................................................. (Yen)  850,835  (Yen)1,058,611
Recognition of tax benefit arising from treasury stock held by a subsidiary....         54,008              --
Gains (losses) on sale of shares of treasury stock, net of taxes...............          3,618            (695)
                                                                                --------------  --------------
Balance at end of period....................................................... (Yen)  908,461  (Yen)1,057,916
                                                                                ==============  ==============

Retained earnings appropriated for legal reserve:
Balance at beginning of period................................................. (Yen)  236,537  (Yen)  237,474
Transfer from unappropriated retained earnings.................................            937           1,980
                                                                                --------------  --------------
Balance at end of period....................................................... (Yen)  237,474  (Yen)  239,454
                                                                                ==============  ==============

Unappropriated retained earnings:
Balance at beginning of period................................................. (Yen)   11,593  (Yen)  168,036
Net income.....................................................................        103,721         528,856
                                                                                --------------  --------------
        Total..................................................................        115,314         696,892
                                                                                --------------  --------------
Deduction:
   Cash dividends:
     Common share..............................................................        (33,404)        (24,916)
     Preferred share (Class 1).................................................         (6,716)         (3,358)
     Preferred share (Class 2).................................................         (1,620)           (810)
   Transfer to retained earnings appropriated for legal reserve................           (937)         (1,980)
                                                                                --------------  --------------
        Total..................................................................        (42,677)        (31,064)
                                                                                --------------  --------------
Balance at end of period....................................................... (Yen)   72,637  (Yen)  665,828
                                                                                ==============  ==============

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period................................................. (Yen)  523,250  (Yen) (114,790)
Net change during the period...................................................       (408,183)        170,335
                                                                                --------------  --------------
Balance at end of period....................................................... (Yen)  115,067  (Yen)   55,545
                                                                                ==============  ==============

Treasury stock:
Balance at beginning of period................................................. (Yen)  (90,974) (Yen)   (3,202)
Purchases of shares of treasury stock..........................................         (1,571)            (66)
Sales of shares of treasury stock..............................................          9,789           1,195
                                                                                --------------  --------------
Balance at end of period....................................................... (Yen)  (82,756) (Yen)   (2,073)
                                                                                ==============  ==============
Total shareholders' equity..................................................... (Yen)2,346,139  (Yen)3,223,478
                                                                                ==============  ==============

  See the accompanying notes to Condensed Consolidated Financial Statements.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

          Condensed Consolidated Statements of Cash Flows (Unaudited)

                                                                                                    Six months ended
                                                                                                      September 30,
                                                                                           ----------------------------------
                                                                                                 2002              2003
                                                                                           ----------------  ----------------
                                                                                                      (in millions)
Cash flows from operating activities:
   Net income............................................................................. (Yen)    103,721  (Yen)    528,856
   Adjustments to reconcile net income to net cash provided by (used in) operating activities:...........................................................................
      Provision (credit) for credit losses................................................          232,632          (130,675)
      Investment securities gains--net....................................................          (28,870)         (148,916)
      Foreign exchange losses (gains)--net................................................          115,979          (314,237)
      Provision for deferred income taxes.................................................          132,954           226,406
      Increase in trading account assets, excluding foreign exchange contracts............         (257,898)         (997,300)
      Increase in trading account liabilities, excluding foreign exchange contracts.......          700,851           308,864
      Decrease in accrued interest receivable and other receivables.......................           27,017            14,055
      Decrease in accrued interest payable and other payables.............................          (55,765)          (14,418)
      Other--net..........................................................................           99,612            79,669
                                                                                           ----------------  ----------------
         Net cash provided by (used in) operating activities..............................        1,070,233          (447,696)
                                                                                           ----------------  ----------------
Cash flows from investing activities:.....................................................
   Proceeds from sales and maturities of investment securities available for sale.........       22,204,801        24,803,591
   Purchases of investment securities available for sale..................................      (22,768,633)      (23,767,351)
   Proceeds from maturities of investment securities being held to maturity...............           23,945            29,186
   Purchases of investment securities being held to maturity..............................               --           (39,927)
   Proceeds from sales of other investment securities.....................................            6,512             7,474
   Purchases of other investment securities...............................................          (17,558)          (58,364)
   Net decrease in loans..................................................................          915,611           118,653
   Net decrease (increase) in interest-earning deposits in other banks....................          (43,849)          194,271
   Net decrease (increase) in call loans, funds sold, and receivables under resale
    agreements and securities borrowing transactions......................................          364,751        (3,658,834)
   Other--net.............................................................................          116,322          (208,554)
                                                                                           ----------------  ----------------
         Net cash provided by (used in) investing activities..............................          801,902        (2,579,855)
                                                                                           ----------------  ----------------
Cash flows from financing activities:
   Net increase in deposits...............................................................        1,107,440         3,061,922
   Net decrease in debentures.............................................................       (1,071,192)         (118,561)
   Net increase (decrease) in call money, funds purchased, and payables under repurchase
    agreements and securities lending transactions........................................         (402,844)          321,807
   Net increase (decrease) in other short-term borrowings.................................         (526,124)        1,318,956
   Net decrease in due to trust account...................................................         (646,757)          (65,077)
   Proceeds from issuance of long-term debt...............................................          572,193           810,295
   Repayment of long-term debt............................................................         (396,598)         (547,503)
   Dividends paid.........................................................................          (41,724)          (29,000)
   Other--net.............................................................................           18,350            76,560
                                                                                           ----------------  ----------------
         Net cash provided by (used in) financing activities..............................       (1,387,256)        4,829,399
                                                                                           ----------------  ----------------
Effect of exchange rate changes on cash and cash equivalents..............................          (68,376)           56,413
                                                                                           ----------------  ----------------
Net increase in cash and cash equivalents.................................................          416,503         1,858,261
Cash and cash equivalents at beginning of period..........................................        1,832,399         4,288,581
                                                                                           ----------------  ----------------
Cash and cash equivalents at end of period................................................ (Yen)  2,248,902  (Yen)  6,146,842
                                                                                           ================  ================
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest.................................................................................. (Yen)    341,273  (Yen)    240,835
Income taxes, net of refunds..............................................................           21,522            25,416
Non-cash investing activities:
Marketable equity securities transferred to employee retirement benefit trusts............               --            87,586
Held-to-maturity securities transferred from available-for-sale category..................               --            78,343

  See the accompanying notes to Condensed Consolidated Financial Statements.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

       Notes to Condensed Consolidated Financial Statements (Unaudited)

1.  BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The accompanying unaudited semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsubishi Tokyo Financial Group, Inc. ("MTFG") is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MTFG and its subsidiaries (collectively, the "MTFG Group") and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with generally accepted accounting principles and prevailing practices within the banking industry in the United States of America ("US GAAP"). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with consolidated financial statements included in MTFG's Annual Report on Form 20-F for the fiscal year ended March 31, 2003 ("Form 20-F"). Certain information that would be included in annual financial statements but not required for semiannual reporting purpose under US GAAP has been omitted or condensed.

   The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

New Accounting Pronouncements Adopted

   Goodwill and Other Intangible Assets--Effective April 1, 2002, the MTFG Group adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

   The MTFG Group performed the required impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative effect charge to earnings of (Yen)532 million.

   Guarantor's Accounting and Disclosure Requirements for Guarantees--Effective January 1, 2003, the MTFG Group adopted the initial recognition and measurement provisions of Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34," which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. The adoption of FIN No. 45 did not have a material impact on the financial position or results of operations.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


   Variable Interest Entities--In January 2003, the Financial Accounting Standards Board (the "FASB") issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities ("VIEs"). The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

   In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN No. 46R"). FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that consolidate VIEs. FIN No. 46R, as written, applies to VIEs created prior to January 31, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends on or after December 31, 2003. Accordingly, the MTFG Group currently expects to apply FIN No. 46R for the fiscal year ending March 31, 2004. However, management understands that the application date of FIN No. 46R to foreign private issuers ("FPIs") is under discussion, and that it is possible that the application date for FPIs may be changed; in which case the application date for the MTFG Group may be changed to the fiscal year ending March 31, 2005.

   Refer to Form 20-F for further discussion of the VIEs in which the MTFG Group holds variable interests, including the required transitional disclosure. Although the MTFG Group is in the process of assessing and analyzing the impact of the adoption of FIN No. 46R, results of current analysis indicate that its relationship with VIEs has not materially changed from the facts disclosed in Form 20-F.

   Accounting for Asset Retirement Obligations--Effective April 1, 2003, the MTFG Group adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The adoption of SFAS No. 143 did not have a material impact on the financial position or results of operations.

   Derivative Instruments and Hedging Activities--In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payment under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial position or results of operations.

   Certain Financial Instruments with Characteristics of both Liabilities and Equity--In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which is MTFG Group's fiscal year ending March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests.

   The MTFG Group is not a party to any financial instruments after May 31, 2003, to which SFAS No. 150 must be applied immediately but has not completed evaluating the impact of the adoption of SFAS No. 150 to other instruments. Accordingly, the MTFG Group cannot reasonably estimate the ultimate impact of SFAS No. 150 on the financial position or results of operations.

Recently Issued Accounting Pronouncements

   Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities--In January 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

   On June 30, 2003, The Bank of Tokyo-Mitsubishi, Ltd. ("BTM") submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved on August 1, 2003. In order to complete the entire separation process, however, BTM must make another application for transfer to the government of the remaining substitutional portion. The timing of the application has not been decided. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and BTM will be released from paying the substitutional portion of the benefits to its employees. The impact on MTFG's consolidated financial statements of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


   Disclosure about pension and other postretirement benefit--In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" ("SFAS No. 132R"), which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for fiscal years ending after December 15, 2003, and for interim periods beginning after December 15, 2003.

   Loans and Debt Securities Acquired in a Transfer--In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"), which supersedes AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans" and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor's estimate of undiscounted cash flows over the investor's initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

   SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The MTFG Group has not completed the study of what effect SOP 03-3 would have on the financial position or results of operations.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


2.  INVESTMENT SECURITIES

   The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2003 and September 30, 2003 were as follows:

                                                      March 31, 2003
                                      -------------------------------


                                         Amortized      Estimated
                                           cost         fair value
                                      --------------- ---------------

Securities available for sale:
    Debt securities, principally
     Japanese government
     bonds and corporate
     bonds........................... (Yen)20,418,799 (Yen)20,773,004
    Marketable equity
     securities......................       2,865,276       3,591,062
                                      --------------- ---------------
    Total securities available for
     sale............................ (Yen)23,284,075 (Yen)24,364,066
                                      =============== ===============
Debt securities being held to
 maturity, principally Japanese
 prefectural and official
 institutions bonds.................. (Yen)   191,132 (Yen)   203,524
                                      =============== ===============

                                                                   September 30, 2003
                                      -------------------------------------------------------------
                                                                                          Net
                                           Net                                         unrealized
                                        unrealized      Amortized      Estimated         gains
                                          gains           cost         fair value       (losses)
                                      -------------- --------------- --------------- --------------
                                               (in millions)
Securities available for sale:
    Debt securities, principally
     Japanese government
     bonds and corporate
     bonds........................... (Yen)  354,205 (Yen)18,789,613 (Yen)18,684,064 (Yen) (105,549)
    Marketable equity
     securities......................        725,786       2,625,620       3,929,279      1,303,659
                                      -------------- --------------- --------------- --------------
    Total securities available for
     sale............................ (Yen)1,079,991 (Yen)21,415,233 (Yen)22,613,343 (Yen)1,198,110
                                      ============== =============== =============== ==============
Debt securities being held to
 maturity, principally Japanese
 prefectural and official
 institutions bonds.................. (Yen)   12,392 (Yen)   275,587 (Yen)   282,658 (Yen)    7,071
                                      ============== =============== =============== ==============

   In the fiscal year ended March 31, 2001, BTM changed its intent to hold securities previously classified as being held to maturity and transferred such securities to the available-for-sale category. Any remaining securities in BTM's held-to-maturity portfolio were reclassified as securities available for sale during the fiscal year ended March 31, 2001. The MTFG Group classified subsequent acquisitions of securities as either available for sale or trading until the fiscal year ended March 31, 2003. In the six months ended September 30, 2003, the MTFG Group reassessed the appropriateness of the classification of the securities which had been classified as available for sale and reclassified (Yen)78,343 million of such securities into the held-to-maturity category. The transfer did not have a material impact on the financial position or results of operations.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


3.  LOANS AND ALLOWANCE FOR CREDIT LOSSES

   Loans at March 31, 2003 and September 30, 2003 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by The Bank of Japan.

                                                    March 31,     September 30,
                                                      2003            2003
                                                 --------------- ---------------
                                                          (in millions)
Domestic:
   Manufacturing................................ (Yen) 6,034,347 (Yen) 5,864,556
   Construction.................................       1,277,407       1,158,309
   Real estate..................................       4,298,146       4,195,529
   Services.....................................       4,953,830       4,923,882
   Wholesale and retail.........................       5,458,337       5,158,570
   Banks and other financial institutions.......       3,598,028       3,853,788
   Communication and information services.......       1,516,020         952,370
   Other industries.............................       3,858,031       4,550,737
   Consumer.....................................       7,425,702       7,945,841
                                                 --------------- ---------------
       Total domestic...........................      38,419,848      38,603,582
                                                 --------------- ---------------
Foreign:
   Governments and official institutions........         235,093         144,390
   Banks and other financial institutions.......         928,059         799,031
   Commercial and industrial....................       8,413,452       8,009,005
   Other........................................         510,179         444,231
                                                 --------------- ---------------
       Total foreign............................      10,086,783       9,396,657
                                                 --------------- ---------------
Less unearned income and deferred loan fees--net          41,062          30,596
                                                 --------------- ---------------
       Total *.................................. (Yen)48,465,569 (Yen)47,969,643
                                                 =============== ===============

--------
* Includes loans held for sale of (Yen)3,965 million at March 31, 2003 and
  (Yen)13,208 million at September 30, 2003, which are carried at lower-of-cost or estimated fair value.

   Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTM and The Mitsubishi Trust and Banking Corporation ("MTBC"), and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


   The following is a summary of nonaccrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2003 and September 30, 2003:

                                                        March 31,    September 30,
                                                          2003           2003
                                                      -------------- --------------
                                                              (in millions)
Nonaccrual loans..................................... (Yen)1,413,559 (Yen)1,049,397
Restructured loans...................................      1,319,068      1,167,186
Accruing loans contractually past due 90 days or more         20,399         17,682
                                                      -------------- --------------
       Total *....................................... (Yen)2,753,026 (Yen)2,234,265
                                                      ============== ==============

--------
* Includes loans held for sale of (Yen)3,790 million at March 31, 2003 and
  (Yen)7,197 million at September 30, 2003.

   The MTFG Group's impaired loans primarily include nonaccrual loans and restructured loans. At March 31, 2003 and September 30, 2003, the impaired loans were (Yen)2,619,716 million and (Yen)2,074,165 million, respectively, which do not include loans held for sale that were impaired of (Yen)3,790 million and (Yen)7,197 million, respectively.

   Changes in the allowance for credit losses for the six months ended September 30, 2002 and 2003 were as follows:

                                                                   Six months ended
                                                                     September 30,
                                                            ------------------------------
                                                                 2002            2003
                                                            --------------  --------------
                                                                     (in millions)
Balance at beginning of period............................. (Yen)1,735,180  (Yen)1,360,136
                                                            --------------  --------------
Provision (credit) for credit losses.......................        232,632        (130,675)
Charge-offs................................................        419,999         176,149
Less--Recoveries...........................................         36,389          18,774
                                                            --------------  --------------
Net charge-offs............................................        383,610         157,375
                                                            --------------  --------------
Other, principally foreign currency translation adjustments        (12,970)         (3,042)
                                                            --------------  --------------
Balance at end of period................................... (Yen)1,571,232  (Yen)1,069,044
                                                            ==============  ==============

4.  ASSETS PLEDGED

   At September 30, 2003, assets pledged as collateral for call money, funds purchased, payables for repurchase agreements and securities lending transactions, other short-term borrowings, and long-term debt and for certain other purposes were as follows:

                                            September 30,
                                                2003
                                            --------------
                                            (in millions)
                     Trading account assets (Yen)2,295,020
                     Investment securities.      4,214,774
                     Loans.................      2,339,040
                     Other.................         20,791
                                            --------------
                            Total.......... (Yen)8,869,625
                                            ==============

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


5.  PARENT COMPANY SHARES HELD BY SUBSIDIARY BANKS

   MTFG's subsidiary banks owned shares of common stock of MTFG. Such shares were included in treasury stock in the condensed consolidated balance sheets as a deduction from shareholders' equity.

   During the six months ended September 30, 2002, the common shares of MTFG held by one of the subsidiary banks were written down for tax purposes. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

6.  REGULATORY CAPITAL REQUIREMENTS

   MTFG, BTM, MTBC, UnionBanCal Corporation ("UNBC"), a subsidiary of BTM, and certain other subsidiaries are subject to various banking and other regulatory requirements including capital requirements promulgated by the regulatory authorities in countries in which they operate. As such, failure to meet such regulatory requirements, including evolving regulatory measures being implemented by the Japanese government with respect to the Japanese banking industry, may have a direct material impact on MTFG's consolidated financial statements.

   The table below presents MTFG's consolidated risk-based capital, risk-adjusted assets, and risk-based capital ratios at March 31, 2003 and September 30, 2003 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with Japanese GAAP as required by the Financial Services Agency of Japan):

                                                                   Minimum
                                                                   capital
                                    March 31,      September 30,    ratios
                                      2003             2003        required
                                 ---------------  ---------------  --------
                                     (in millions, except percentages)
    Capital components:
       Tier I capital........... (Yen) 3,128,681  (Yen) 3,683,723
       Tier II capital..........       2,847,637        3,127,237
       Total risk-based capital.       5,968,401        6,789,776
    Risk-weighted assets........      55,049,634       54,543,364
    Capital ratios:
       Tier I capital...........            5.68%            6.75%   4.00%
       Total risk-based capital.           10.84            12.44    8.00

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


   The table below presents the consolidated and stand-alone risk-based capital ratios of BTM and MTBC at March 31, 2003 and September 30, 2003 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with Japanese GAAP as required by the Financial Services Agency of Japan):

                                                              Minimum
                                                              capital
                                      March 31, September 30,  ratios
                                        2003        2003      required
                                      --------- ------------- --------
         Consolidated capital ratios:
         BTM:
            Tier I capital...........    5.34%       6.45%      4.00%
            Total risk-based capital.   10.43       11.89       8.00
         MTBC:
            Tier I capital...........    6.66        7.44       4.00
            Total risk-based capital.   12.00       14.13       8.00
         Stand-alone capital ratios:
         BTM:
            Tier I capital...........    5.12        6.39       4.00
            Total risk-based capital.   10.24       12.23       8.00
         MTBC:
            Tier I capital...........    6.16        7.55       4.00
            Total risk-based capital.   11.23       14.34       8.00

   The table below presents the risk-based capital ratios of UNBC and Union Bank of California, a subsidiary of UNBC, at December 31, 2002 and June 30, 2003:

                                                                       Minimum
                                                                       capital
                                                 December 31, June 30,  ratios
                                                     2002       2003   required
                                                 ------------ -------- --------
UNBC:
   Tier I capital (to risk-weighted assets).....    11.18%     11.44%    4.00%
   Tier I capital (to quarterly average assets).     9.75       9.63     4.00
   Total capital (to risk-weighted assets)......    12.93      13.06     8.00

                                                                                   Ratios
                                                                       Minimum      OCC*
                                                                       capital  requires to
                                                 December 31, June 30,  ratios    be "well
                                                     2002       2003   required capitalized"
                                                 ------------ -------- -------- ------------
Union Bank of California:
   Tier I capital (to risk-weighted assets).....    10.37%     10.74%    4.00%      6.00%
   Tier I capital (to quarterly average assets).     9.01       8.99     4.00       5.00
   Total capital (to risk-weighted assets)......    11.87      12.18     8.00      10.00

--------
* OCC represents the Office of the Comptroller of the Currency of the United States.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


7.  EARNINGS PER COMMON SHARE

   Basic earnings per common share ("EPS") excludes the dilutive effects of potential common shares and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding for the period.

   The weighted average number of shares used in the computations of basic EPS and diluted EPS were 5,579 thousand shares and 5,870 thousand shares, respectively, for the six months ended September 30, 2002, and 6,259 thousand shares and 6,516 thousand shares, respectively, for the six months ended September 30, 2003.

   For the six months ended September 30, 2002, the 3% Exchangeable Guaranteed Notes due 2002 and Class 2 Preferred Stock were included to compute diluted EPS. For the six months ended September 2003, Class 2 Preferred Stock, convertible securities and stock options issued by the subsidiaries were included to compute diluted EPS. The convertible securities are 1 1/4% Convertible Bonds due 2013 and 1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities. The stock options are based on the stock-based compensation plans of UNBC.

8.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

   The MTFG Group uses various derivative financial instruments, including interest rate swaps and foreign currency forward contracts, for trading, customer accommodation and risk management purposes. The MTFG Group's trading activities include dealing and customer accommodation activities to meet the financial needs of its customers and related derivatives are measured at fair value with gains and losses recognized currently in earnings. The MTFG Group also accounts for derivatives held for risk management purpose as trading positions and measures them at fair value with gains/losses recognized currently in earnings unless such derivatives qualify for hedge accounting.

   UNBC adopts hedging strategies and uses certain derivatives to achieve hedge accounting. Cash flow hedge strategy is adopted primarily for the purpose of hedging forecasted future loan interest payments as well as future interest income from variable rate loans, utilizing interest rate swaps and various other interest rate options. A fair value hedge is intended to effectively convert certain fixed rate liabilities (including a trust preferred security and medium-term notes) into floating rate instruments. Gains and losses recorded due to hedge ineffectiveness were not material for the six months ended September 30, 2002 or 2003.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


9.  OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

   The MTFG Group provides customers with a variety of guarantees and similar arrangements as described in its Form 20-F. The table below presents the contractual or notional amounts of such guarantees at March 31, 2003 and September 30, 2003:

                                                    March 31,  September 30,
                                                      2003         2003
                                                   ----------- -------------
                                                         (in billions)
   Standby letters of credit and guarantees....... (Yen) 4,021  (Yen) 3,887
   Performance guarantees.........................       1,092        1,187
   Liquidity facilities...........................       1,361          619
   Derivative instruments.........................      29,054       23,420
   Guarantees for the repayment of trust principal       2,411        2,243
   Liabilities of trust accounts..................       3,078        4,303
   Others.........................................           2            1
                                                   -----------  -----------
          Total................................... (Yen)41,019  (Yen)35,660
                                                   ===========  ===========

   In addition to obligations under guarantees and similar arrangements set forth above, the MTFG Group issues other off-balance-sheet instruments to meet the financing needs of its customers and other purposes as described in its Form 20-F. The table below presents the contractual amounts with regard to such instruments at March 31, 2003 and September 30, 2003:

                                             March 31,  September 30,
                                               2003         2003
                                            ----------- -------------
                                                  (in billions)
           Commitments to extend credit.... (Yen)25,591  (Yen)25,676
           Commercial letters of credit....         387          263
           Resale and repurchase agreements         631          184
           Securities lending transactions.          83          283
           Commitments to make investments.          46           39

   The MTFG Group is involved in various litigation matters. In the opinion of management, the MTFG Group's liabilities, if any, when ultimately determined will not have a material adverse effect on the financial position or results of operations.

10.  BUSINESS SEGMENTS

   MTFG conducts its business through its principal subsidiaries, BTM and MTBC, which have been granted substantial autonomy in conducting their business, and, therefore, management currently recognizes each of BTM and MTBC as a principal business segment of the MTFG Group.

   The business segment information of BTM and its subsidiaries ("BTM Group") and MTBC and its subsidiaries ("MTBC Group"), set forth below, is derived from the internal management reporting systems used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

the basis of Japanese GAAP and is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' total operating profits of BTM Group and MTBC Group with income before income taxes and cumulative effect of a change in accounting principle under US GAAP. Management of each subsidiary does not use information on segments' total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available.

BTM Group

                                                                   Investment
                                                       Global      Banking and
                           Retail       Commercial    Corporate       Asset                   Operations
                           Banking       Banking       Banking     Management       UNBC       Services      Treasury
                         ------------  ------------  ------------  -----------  ------------  -----------  ------------
                                                                                   (in millions)
Six months ended September 30, 2002:
 Net revenue:
   BTM:
     Net interest
      income............ (Yen) 81,797  (Yen)100,154  (Yen) 59,370  (Yen) 2,613  (Yen)     --  (Yen)   317  (Yen) 91,425
     Net fees...........       10,065        22,029        33,970       13,360            --        3,808        (3,186)
     Other..............        5,815        15,004        10,348        7,837            --          406        66,598
   BTM's subsidiaries...       37,317         4,943        24,885       16,959       134,564        8,855         1,122
                         ------------  ------------  ------------  -----------  ------------  -----------  ------------
     Total..............      134,994       142,130       128,573       40,769       134,564       13,386       155,959
 Operating expenses.....      107,883        63,761        70,485       28,351        77,968       12,530        13,396
                         ------------  ------------  ------------  -----------  ------------  -----------  ------------
 Operating profit (loss) (Yen) 27,111  (Yen) 78,369  (Yen) 58,088  (Yen)12,418  (Yen) 56,596  (Yen)   856  (Yen)142,563
                         ============  ============  ============  ===========  ============  ===========  ============

Six months ended September 30, 2003:
 Net revenue:
   BTM:
     Net interest
      income............ (Yen) 84,196  (Yen) 94,085  (Yen) 60,083  (Yen) 6,320  (Yen)     --  (Yen)   330  (Yen) 47,070
     Net fees...........       18,887        23,381        33,675       15,779            --        3,463        (2,848)
     Other..............        5,774        20,289        12,580       13,483            --          413        64,249
   BTM's subsidiaries...       36,054         5,523        18,289       18,350       139,776        8,234           698
                         ------------  ------------  ------------  -----------  ------------  -----------  ------------
     Total..............      144,911       143,278       124,627       53,932       139,776       12,440       109,169
 Operating expenses.....      101,644        61,047        62,796       24,665        83,094       11,970        13,176
                         ------------  ------------  ------------  -----------  ------------  -----------  ------------
 Operating profit (loss) (Yen) 43,267  (Yen) 82,231  (Yen) 61,831  (Yen)29,267  (Yen) 56,682  (Yen)   470  (Yen) 95,993
                         ============  ============  ============  ===========  ============  ===========  ============


                          Mitsubishi
                          Securities       Other*         Total
                         -----------   -------------   ------------

Six months ended September 30, 2002:
 Net revenue:
   BTM:
     Net interest
      income............ (Yen)    --  (Yen) (24,843) (Yen)310,833
     Net fees...........          --        (18,035)       62,011
     Other..............          --         (4,051)      101,957
   BTM's subsidiaries...      13,012          4,339       245,996
                         -----------   -------------   ------------
     Total..............      13,012        (42,590)      720,797
 Operating expenses.....      16,222         74,397       464,993
                         -----------   -------------   ------------
 Operating profit (loss) (Yen)(3,210) (Yen)(116,987) (Yen)255,804
                         ===========   =============   ============

Six months ended September 30, 2003:
 Net revenue:
   BTM:
     Net interest
      income............ (Yen)    --  (Yen)  20,866  (Yen)312,950
     Net fees...........          --        (19,195)       73,142
     Other..............          --        (42,268)       74,520
   BTM's subsidiaries...      71,454          2,573       300,951
                         -----------   -------------   ------------
     Total..............      71,454        (38,024)      761,563
 Operating expenses.....      54,666         19,537       432,595
                         -----------   -------------   ------------
 Operating profit (loss) (Yen)16,788  (Yen) (57,561) (Yen)328,968
                         ===========   =============   ============

--------
* Other includes the Systems Services unit, the e-Business & Initiatives unit, and the Corporate Center and eliminates overlapping allocation.

   For the six months ended September 30, 2002, BTM's securities subsidiaries were included in the investment banking business unit. However, a significant portion of BTM's domestic securities subsidiaries were merged into Mitsubishi Securities on September 1, 2002. Accordingly, BTM began measuring the results of Mitsubishi Securities separately from BTM's investment banking business unit in the latter half of the fiscal year ended March 31, 2003. BTM presented Mitsubishi Securities as a separate operating segment for the six months ended September 30, 2003. Presentation for the six months ended September 30, 2002 has been reclassified to conform to the presentation for the six months ended September 30, 2003.

   After the formation of Mitsubishi Securities, BTM transferred part of its investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities. This transfer did not significantly affect the current year results of BTM's investment banking

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

business unit or Mitsubishi Securities. It is not practicable to restate the previous year's information based on the current year's presentation or to recast the current year's information based on the previous year's presentation.

   In May 2003, BTM integrated the investment banking business unit and asset management business unit into one business unit under the name of investment banking and asset management business unit. Accordingly, BTM presented the investment banking and asset management business unit as a single operating segment for the six months ended September 30, 2003. Presentation for the six months ended September 30, 2002 has been reclassified to conform to the presentation for the six months ended September 30, 2003.

   Certain securities subsidiaries of BTM's investment banking and asset management business unit located in the United States, Hong Kong and Singapore were placed under the control of Mitsubishi Securities during the six months ended September 30, 2003. This change was not material to the operating results of BTM's investment banking and asset management business unit or Mitsubishi Securities for the six months ended September 30, 2003. Further, the change is not reflected to the business segment information table above since it occurred subsequent to the semi-annual period ends of these subsidiaries.

   In addition, BTM transferred its custody business, which had been included in the asset management business unit, to the operations services unit during the six months ended September 30, 2003. Presentation for the six months ended September 30, 2002 has been reclassified to conform to the presentation for the six months ended September 30, 2003.

   Management measures performance of each business unit by "operating profit," which includes profits or losses of BTM's subsidiaries. Financial information for each of BTM's subsidiaries is assigned to only one business unit, based on its major products or services provided and its major type of customers. "Operating profit" is a defined term BTM's regulatory reporting to the Financial Services Agency of Japan.

   Frequently, the business units work together in connection with providing services to customers. In accordance with BTM Group's internal management accounting policies, BTM Group does not apportion the net revenue relating to a particular transaction among the participating business units. Instead, BTM Group assigns the total amount of net revenue relating to each of these transactions to each participating business unit. As a result, some items of net revenue are recorded as part of the operating results of more than one business unit. Any overlapping allocations are eliminated in the "Other" column. The following is the summary of the aggregate amounts of this overlapping allocation of net revenue for the business units for the six months ended September 30, 2002 and 2003:

                                                          Global      Total
                                             Commercial  Corporate    amount
                                              Banking     Banking   eliminated
                                             ---------- ----------- -----------
                                                       (in millions)
 Six months ended September 30, 2002:
    Investment banking and asset management. (Yen)4,337 (Yen)13,610 (Yen)17,947
 Six months ended September 30, 2003:
    Investment banking and asset management.      9,826      18,368      28,194

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


MTBC Group

                                          Trust-      Trust        Real      Global
                                          Banking     Assets      Estate     Markets       Other*        Total
                                        ----------- ----------- ---------- -----------  -----------  ------------
                                                                      (in millions)
Six months ended September 30, 2002:
 MTBC:
 Net revenue:
   Net interest income................. (Yen)38,762 (Yen)    -- (Yen)   -- (Yen)56,162  (Yen) 2,342  (Yen) 97,266
   Fees on jointly operated designated
     money in trusts...................       6,126          --         --      12,236        7,140        25,502
   Other fees..........................      14,904      16,825      7,724      (2,665)          --        36,788
   Other...............................          15          --         --      (7,648)        (118)       (7,751)
                                        ----------- ----------- ---------- -----------  -----------  ------------
       Total...........................      59,807      16,825      7,724      58,085        9,364       151,805
 Operating expenses....................      36,811      14,606      4,737       8,906       13,723        78,783
 MTBC's subsidiaries...................          --          --         --          --        3,516         3,516
                                        ----------- ----------- ---------- -----------  -----------  ------------
 Operating profit (loss)............... (Yen)22,996 (Yen) 2,219 (Yen)2,987 (Yen)49,179  (Yen)  (843) (Yen) 76,538
                                        =========== =========== ========== ===========  ===========  ============
Six months ended September 30, 2003:
 MTBC:
 Net revenue:
   Net interest income................. (Yen)38,416 (Yen)    -- (Yen)   -- (Yen)63,059  (Yen) 1,842  (Yen)103,317
   Fees on jointly operated designated
     money in trusts...................       4,014          --         --       9,403        5,768        19,185
   Other fees..........................      18,003      14,497      6,204      (3,146)          --        35,558
   Other...............................           4          --         --      20,973         (410)       20,567
                                        ----------- ----------- ---------- -----------  -----------  ------------
       Total...........................      60,437      14,497      6,204      90,289        7,200       178,627
                                        ----------- ----------- ---------- -----------  -----------  ------------
 Operating expenses....................      36,219      13,817      4,841       8,185       14,264        77,326
 MTBC's subsidiaries...................          --          --         --          --        3,405         3,405
                                        ----------- ----------- ---------- -----------  -----------  ------------
 Operating profit (loss)............... (Yen)24,218 (Yen)   680 (Yen)1,363 (Yen)82,104  (Yen)(3,659) (Yen)104,706
                                        =========== =========== ========== ===========  ===========  ============

--------
* Other includes net revenue and operating expenses relating to certain divisions of the corporate headquarters (e.g., personnel and planning) and certain other adjustments.

   Management measures performance of each business group by "operating profit." "Operating profit" is a defined term in MTBC's regulatory reporting to the Financial Services Agency of Japan. The financial performance of subsidiaries are measured by ordinary profit or loss derived from the financial statements of MTBC's subsidiaries. Because of the limited significance of subsidiary operations, MTBC does not assign the subsidiary financial performance to business groups but manages them on an aggregate basis.

Reconciliation

   As set forth above, the measurement bases and the income and expense items covered are very different between the internal management reporting system and the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of the business segments' total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


   Reconciliations of the total amounts of operating profits of BTM Group and MTBC Group under the internal management reporting systems for the six months ended September 30, 2002 and 2003 presented above to income before income taxes and cumulative effect of a change in accounting principle shown on the condensed consolidated statements of income are as follows:

                                                                             Six months ended
                                                                              September 30,
                                                                           -------------------
                                                                              2002      2003
                                                                           ---------  --------
                                                                              (in billions)
Operating profit:
   BTM Group.............................................................. (Yen) 256  (Yen)329
   MTBC Group.............................................................        77       105
                                                                           ---------  --------
       Total..............................................................       333       434
Trust fees adjusted for credit losses of trust assets.....................        (5)       (8)
(Provision) credit for credit losses......................................      (173)      131
Trading account profits (losses)--net.....................................        29       (83)
Equity investment securities gains (losses)--net..........................       (82)      141
Debt investment securities gains--net.....................................        79         9
Foreign exchange gains--net...............................................       136       234
Losses on other real estate owned.........................................        (6)       --
Minority interest.........................................................        --       (14)
Other--net................................................................       (43)      (63)
                                                                           ---------  --------
Income before income taxes and cumulative effect of a change in accounting principle............................................................... (Yen) 268  (Yen)781
                                                                           =========  ========

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)


11.  STOCK-BASED COMPENSATION

   As described in Form 20-F, two subsidiaries of MTFG have several stock-based compensation plans. As permitted by the provision of SFAS No. 123, they account for those stock-based compensation plans by the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations; and, no compensation expense has been recognized for stock option grants.

   Had the stock-based compensation plans be accounted for under the fair value based method of SFAS No. 123, the MTFG Group's compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

                                                                         Six months ended
                                                                           September 30,
                                                                  ------------------------------
                                                                       2002            2003
                                                                  --------------  --------------
                                                                           (in millions)
Reported net income.............................................. (Yen)  103,721  (Yen)  528,856
Stock-based employee compensation expense (determined under the
  fair value based method for all awards, net of tax)............           (900)           (963)
                                                                  --------------  --------------
Pro forma net income, after stock-based employee compensation expense........................................................ (Yen)  102,821  (Yen)  527,893
                                                                  ==============  ==============

                                                                             (in yen)
Basic earnings per common share--net income available to common shareholders:
   Reported...................................................... (Yen)17,096.50  (Yen)83,825.00
   Pro forma.....................................................      16,935.10       83,671.15
Diluted earnings per common share--net income available to common shareholders:
   Reported......................................................      15,057.33       80,512.47
   Pro forma.....................................................      14,903.98       80,364.69

   Compensation expense recognized for stock-based compensation other than stock options for the six months ended September 30, 2002 and 2003 was not significant.

12.  EVENTS SINCE SEPTEMBER 30, 2003

Legal Proceedings for Local Taxes

   On October 8, 2003, BTM and MTBC entered into a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government's local tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of the enactment of the local tax in the fiscal year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. On October 7, 2003, BTM and MTBC received an aggregate tax refund plus accrued interest amounting to
(Yen)41,958 million. As the settlement had not been finalized at September 30, 2003, the MTFG Group did not record any gain in the accompanying condensed consolidated financial statements.

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

 Notes to Condensed Consolidated Financial Statements (concluded) (Unaudited)


Temporary National Control of the Ashikaga Bank

   In November 2003, the Japanese Government announced that the Ashikaga Bank, an unaffiliated regional bank in Japan, would be put into government control (temporary national control) in accordance with the Deposit Insurance Law because the Ashikaga Bank recorded a substantial amount of deficit and its risk-adjusted capital ratio became below 0%. In December 2003, the Japanese Government had completed acquisition of all shares of the Ashikaga Bank without consideration, which was held by the Ashigin Financial Group, the holding company of the Ashikaga Bank. Thereafter, the Ashigin Financial Group filed for a relief under the Corporate Rehabilitation Law in December 2003.

   At September 30, 2003, the MTFG Group had an outstanding loan balance, net of allowance for credit losses, amounting to (Yen)1.2 billion to Ashikaga Bank, which was determined collectible based on current available information. In addition, the MTFG Group has an investment in shares of common stock issued by the Ashigin Financial Group of (Yen)4.8 billion at September 30, 2003. These shares were classified as available-for-sale securities and were measured at fair value based on the quoted market price as of September 30, 2003, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Since the announcement of the government control of the Ashikaga Bank, the share price has been significantly below the level of market price as of September 30, 2003. The MTFG Group determined that substantial portion of its investment in the Ashigin Financial Group was impaired subsequent to September 30, 2003, based on quoted stock price level after the announcement of temporary nationalization. Accordingly, the accompanying condensed consolidated financial statements do not reflect such subsequent impairment of the investment for the six months ended September 30, 2003.

Approval of Dividends

   On November 25, 2003, the Board of Directors approved payment of cash dividends to the shareholders of record on September 30, 2003 of (Yen)41,250 per share of Class 1 preferred stock, totaling (Yen)3,358 million, and
(Yen)8,100 per share of Class 2 preferred stock, totaling (Yen)455 million.

                                   * * * * *

            Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

        Average Balance Sheets, Interest and Average Rates (Unaudited)

                                                                    Six months ended September 30,
                                        -------------------------------------------------------------------------------------
                                                           2002                                       2003
                                        -----------------------------------------  ------------------------------------------
                                                                        Average                                     Average
                                            Average                       rate          Average                       rate
                                            balance        Interest   (Annualized)      balance        Interest   (Annualized)
                                        ---------------  ------------ ------------ ----------------  ------------ ------------
                                                                  (in millions, except percentages)
Assets:
Interest-earning assets:
   Interest-earning deposits in other
    banks.............................. (Yen) 3,475,664  (Yen) 41,077     2.36%    (Yen)  3,304,758  (Yen) 25,533     1.54%
   Call loans, funds sold, and
    receivables under resale
    agreements and securities
    borrowing transactions.............       3,994,051        31,173     1.56            5,103,939        25,609     1.00
   Trading account assets..............       4,444,002         4,706     0.21            6,017,093        15,296     0.51
   Investment securities...............      24,091,386       196,536     1.63           27,138,906       205,589     1.51
   Loans...............................      49,550,365       544,972     2.19           48,510,126       473,211     1.95
                                        ---------------  ------------     ----     ----------------  ------------     ----
      Total interest-earning
       assets..........................      85,555,468       818,464     1.91           90,074,822       745,238     1.65
                                        ---------------  ------------     ----     ----------------  ------------     ----
Non-interest-earning assets:
   Cash and due from banks.............       1,745,596                                   3,475,459
   Other non-interest-earning
    assets.............................       7,341,140                                   8,318,357
   Allowance for credit losses.........      (1,701,469)                                 (1,344,437)
                                        ---------------                            ----------------
      Total non-interest-earning
       assets..........................       7,385,267                                  10,449,379
                                        ---------------                            ----------------
Total average assets................... (Yen)92,940,735                            (Yen)100,524,201
                                        ===============                            ================

Liabilities and Shareholders'
 Equity:
Interest-bearing liabilities:
   Deposits............................ (Yen)58,325,956       130,277     0.45     (Yen) 61,684,610        91,012     0.29
   Debentures..........................       1,787,337         5,657     0.63              581,686         2,313     0.79
   Call money, funds purchased, and
    payables under repurchase
    agreements and securities
    lending transactions...............       8,293,538        53,949     1.30           10,921,674        51,826     0.95
   Due to trust account, other short-
    term borrowings, and trading
    account liabilities................       5,137,591        18,928     0.73            5,439,928        22,687     0.83
   Long-term debt......................       4,994,319        76,937     3.07            5,237,991        58,703     2.24
                                        ---------------  ------------     ----     ----------------  ------------     ----
      Total interest-bearing
       liabilities.....................      78,538,741       285,748     0.73           83,865,889       226,541     0.54
                                        ---------------  ------------     ----     ----------------  ------------     ----
Non-interest-bearing liabilities.......      11,867,828                                  13,997,226
                                        ---------------                            ----------------
Shareholders' equity...................       2,534,166                                   2,661,086
                                        ---------------                            ----------------
Total average liabilities and
 shareholders' equity.................. (Yen)92,940,735                            (Yen)100,524,201
                                        ===============                            ================
Net interest income and average
 interest rate spread..................                  (Yen)532,716     1.18%                      (Yen)518,697     1.11%
                                                         ============     ====                       ============     ====
Net interest income as a
 percentage of total average
 interest-earning assets...............                                   1.24%                                       1.15%
                                                                          ====                                        ====

MTFG Stock Exchange Listings
Tokyo
Osaka
New York (NYSE ticker: MTF)
London

Mitsubishi Tokyo Financial Group, Inc.
4-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6326, Japan
Tel: 81-3-3240-8111
www.mtfg.co.jp/english/

The Bank of Tokyo-Mitsubishi, Ltd.
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8388, Japan
Tel: 81-3-3240-1111
www.btm.co.jp/english/

The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8212, Japan
Tel: 81-3-3212-1211
www.mitsubishi-trust.co.jp/english/engl00.html


                                               Printed in Japan (February 2004)